BJ SERVICES COMPANY

2004 Annual Report


SEC MAIL PROCESSING
RECEIVED
FEB 14 2005
WASH, D.C.
152
SECTION

ARS


05004379

P.E.
9/30/04

Challenging Demands | *Strategic Solutions*




BJ Services Company

[illegible] the global search for hydrocarbons takes oil and gas companies to deepwater regions and other harsh environments, they face increasingly challenging [illegible]mands to produce reserves efficiently while holding down costs. At BJ Services, we are uniquely positioned among oilfield service companies to deliver [illegible]ategic solutions to meet our customers' needs for pressure pumping, cementing, stimulation and related services. In 2004, we bolstered our commit-[illegible] to providing innovative, leading-edge solutions to customers with the opening of our Technology and Employee Development Center (TEDC). This [illegible]-of-the-art facility builds upon our tradition of developing new technologies that are provided by the best-trained workforce in the industry. Our new [illegible] square-foot facility is the largest technology center in the industry that is focused primarily on pressure pumping and related services. With the [illegible] of the TEDC, we have enhanced the Company to deliver best-in-class solutions for our customers around the world today and for years to come.

SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share amounts)	**2004**	2003
Revenue	**$ 2,600,986**	$ 2,142,877
Operating income	**438,385**	293,241
Income before taxes	**520,737**	275,672
Net income	**361,041**	188,177
Basic EPS	**2.25**	1.19
Diluted EPS	**2.21**	1.17
Total assets	**3,330,674**	2,785,957
Total interest-bearing debt	**502,275**	499,642
Stockholders' equity	**2,094,136**	1,650,632
Capital expenditures	**200,577**	167,183
Employees	**12,825**	11,990

Worldwide Rig Count


2,500
2,000
1,500
1,000
500
00 01 02 03 04
Canada
International
U.S.

Total Revenue vs Revenue Per Rig


3,000
2,500
2,000
1,500
1,000
500
$1,200
$1,100
$1,000
$900
$800
$700
Total Revenues ($ million)
00 01 02 03 04
Revenues Per Rig ($thousands)
Canada
International
U.S.
Revenue Per Rig

BJ Services Company is listed on the New York Stock Exchange, and its common stock trades under the symbol "BJS." The Company's core business consists of cementing, stimulation and coiled tubing services worldwide. The Company also provides completion tools, completion fluids, tubular services, pipeline and industrial commissioning and inspection services and specialty chemicals in selected geographic markets.

The Company's revenue increased 21% in fiscal 2004 versus fiscal 2003 primarily as a result of increased drilling activity for the U.S. and Canada, pricing improvement in the U.S. and improved revenue from all service lines in the Other Oilfield Services segment.

Operating income for fiscal 2004 was $438.4 million, an increase of $145.1 million, compared to fiscal 2003. Operating income as a percentage of revenue improved to 16.9% in fiscal 2004 from 13.7% in fiscal 2003, primarily as a result of favorable margins on activity gains in the U.S. pressure pumping market.

The Company's net cash flows from operating activities were $528.6 million for fiscal 2004, of which $200.6 million was used to fund capital expenditures during the year. For the first time in the Company's history, cash (cash and cash equivalents, plus short-term investments) exceeded total debt.

Earnings Per Share


$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
00 01 02 03 04*

*Includes $56 million profit after taxes for the Halliburton patent infringment award.

BJ Stock Indexed to Oilfield Service Index and S&P 500


180
160
140
120
100
80
60
40
20
00
01
02
03
04
BJ Stock Price
OSX
S&P 500

The Company generated record revenue of $2.6 billion in fiscal year 2004, up 21% from the prior year. Earnings per diluted share was a record $2.21, up 89% from the prior year. The earnings included profit of $86 million for a patent infringement award against a competitor and $12.2 million for reversal of excess liabilites in the Asia-Pacific region. Before the effect of the patent infringement award and reversal of excess liabilities, earnings per share for the year were $1.80, up 54% from the prior year.

The Company achieved revenue growth from its U.S./Mexico, Canadian and International pressure pumping operations and from each other oilfield services business line during fiscal year 2004. Cash flows from operating activities was $528.6 million and the Company's net debt* to capitalization at year-end was below 0% compared to 11.9% at the beginning of the year. The Company invested $200.6 million in equipment and facilities for the year.

At the meeting of the Company's Board of Directors in July, the Board approved the Company's first quarterly dividend of $.08 per share paid on October 15, 2004. This action reflected the Board's positive view on the financial strength of the Company and its positive outlook for our industry.

Market Conditions

Crude oil prices averaged $37.16 per barrel for the year. During the course of the year, oil prices reached record highs driven by the war in Iraq and concerns about supply disruption, increased demand in the U.S., China and Japan, social conflicts in Nigeria and Venezuela influencing production there and the production disruption in the U.S. Gulf of Mexico caused by hurricanes. These influences helped to cause the price of oil to end the fiscal year at $49.64 per barrel. Natural gas prices in the U.S. averaged $5.59 per thousand cubic feet as demand increased and production experienced little improvement as drilling activity reached recent record levels. Similar to oil pricing, we ended the fiscal year with natural gas in the U.S. priced at $6.45 per thousand cubic feet.

Drilling activity in the U.S. was up 19.6% for the year. In Canada, drilling activity was up 7.4% from the prior year reaching close to record levels and continues at high levels as we enter the current winter drilling season. Mexico experienced record levels of drilling activity in their effort to satisfy significant internal demand increase and export opportunities, however during the last fiscal quarter activity in Mexico declined

**total debt less cash, cash equivalents and short term investments* due to customer financing needs. Outside North America, drilling activity was mixed with a 5% average increase for the year. Markets in the Middle East, Latin America, Asia Pacific and Russia experienced activity increase and Europe and Africa experienced an activity decline with most of the decline occurring in West Africa.

Regional and Business Line Results

Pressure Pumping Operations

U.S. operations achieved record results for the year. Revenue was up 29% and profit before tax was up significantly with incremental margins over 50%. Mexico operations also achieved record results for the year with revenue up 37% and profit before tax significantly improved. Canada was also a stellar performer for the Company as revenue improved 31% with profit before tax up significantly for the year. Outside North America, the International Operations achieved mixed results, with revenue up 3% and profit before tax down for the year. The Middle East, Russia and Latin America regions achieved revenue growth while revenue in the Europe and Africa and Asia Pacific regions were modestly down. The Company has now expanded its geographic presence in all of the key oil and gas markets in the world. We are now focused on improving margins for our international operations and we are optimistic that the third fiscal quarter of 2004 was the low water mark and that we will realize improved results from there forward.

Other Oilfield Services

Other Oilfield Services operations achieved revenue growth of 22% for the year with improved profit before tax. Each of our operating units in this group achieved revenue improvement and all but one operating unit achieved improved profit before tax.

Operations/Technology Highlights

With record revenue and record earnings for the year, there were many accomplishments throughout the world that contributed to our success. The following are a few of the year's highlights that I thought would be of interest:

- One of the great strengths of the Company is its orientation to return on investment. As has been the case for the last few years, the Company's return on capital invested at 11.9% for the year was one of the highest in the industry.
- Sales of LiteProp technology mentioned in last year's report achieved significant growth during the year. LiteProp is used in the

fracturing process to optimize the effective fracture length enhancing the flow of oil and gas into the well bore.

- The ExCape® technology, which allows our customers to more effectively complete their multizone wells, experienced significant sales growth for the year. ExCape® is a technology developed by a customer and BJ has the marketing and job execution rights for the technology.
- Record revenues were achieved by our U.S./Mexico and International Pressure Pumping operations and each of our other Oilfield Services operations achieved record revenue for the year including the Tubular Services, Process and Pipeline Services, Chemical Services, Completion Tools and Completion Fluids operating units .
- All of BJ's products and services applicable to offshore wells were successfully provided on two major deepwater projects in the Gulf of Mexico during the year. Additionally, the Company was selected at year-end to provide all its products and services on a major deep well project in the Gulf of Mexico to be completed in the current year. These and other successes are a tribute to our Blue Well Bore marketing initiative focused on selling all our products and services.
- The Blue Angel state-of-the-art stimulation vessel was commissioned at the beginning of the year and began work under a long-term contract in Brazil.
- The Company's Completion Tools operation began the construction of a sand control screen manufacturing plant in Houston. This will add a level of vertical integration for this product line allowing improved margins and competitiveness. The plant will be complete in the first calendar quarter of 2005. Screen production has already begun.
- The Company's Tubular Services operation expanded into the U.S. market through the acquisition of two companies in the Gulf of Mexico market. The Gulf of Mexico is the largest market for tubular and casing services and offers good growth opportunities for this service line.
- The Company's International Pressure Pumping operations expanded its participation in the Central Asia, Russia and China markets during the year. These are key markets for expected future growth.
- The Company commissioned its new Technology and Employee Development Center during the year. The Center contains the Company's research laboratories where many of our products are developed and applications are designed by our scientists and engineers. It also contains classrooms and teaching simulators where our employees and customer employees are trained by our teaching staff. Customer jobs are monitored by our staff and customer employees as they occur in the field at the Remote

Communication Theater at the Center. The Center is designed to enhance the effectiveness of our technology distribution, job design and customer communication. More is provided on this unique facility and our extraordinary personnel employed there later in this report.

Market Outlook

The long-term market fundamentals are good for further improved activity in our industry. World economics have entered a period of growth and we should continue to experience demand growth for petroleum products as occurred this past year.

However, while high oil and natural gas prices are generally positive for our industry, there is a commodity price level where the price becomes counter productive, placing excessive cost on economies. My hope is that average oil and gas prices for the coming year will be similar to the average prices of the previous year. These prices should be good for our industry and not excessive for most world economies.

For fiscal year 2005, we expect drilling activity to be up modestly and we have projected revenue and earnings improvement for the year. The Company is financially strong with the flexibility to make additional strategic acquisitions as they come available, dedicate capital to strategically important expansions, repurchase the Company's Common Stock during periods when it may be depressed or use capital for other value-adding purposes.





J. W. Stewart
Chairman, President and
Chief Executive Officer

January 26, 2005

During a stimulation treatment on an operator's well, a BJ field technician discusses the job's progress with a BJ team and our customer at the TEDC, making real time adjustments as recommended to improve the effectiveness of the job.



From the Remote Communications Theater at the TEDC, BJ's customers can closely monitor in real time the well completion and treatment activities on their wells virtually anywhere in the world.

The development of the Technology and Employee Development Center (TEDC) concept was strategically driven by our recognition of the increasing technical challenges our customers would face as they seek to produce more hydrocarbons quicker and at lower costs. The soaring demand for natural gas, for example, presents significant technological obstacles as our customers drill in unconventional plays, including tight gas sands, shale and coalbed methane. Deeper and more complex formations require advanced technologies to address production challenges such as low permeability reservoirs, multiple pay zones, and environments with high pressures and severe temperatures.

Along with new opportunities in gas plays, we also recognized potential growth in offshore environments such as deepwater regions that involve complex well designs, advanced completion systems and environmentally friendly systems. Another attractive growth area is remediation of older producing wells. With a strong price environment for oil and gas, producers need cost-effective technical solutions to recover valuable, incremental reserves often overlooked by traditional methods.

To better serve our customers and position the Company for profitable growth, we ushered in an exciting era for BJ's technical leadership with the TEDC. Representing an investment of $21 million, this state-of-the-art facility reflects the Company's unique commitment to understand our customers' needs and deliver innovative, efficient results. Among oilfield service providers, BJ's total focus and commitment to pressure pumping, cementing, and related services are unparalleled in the industry. The TEDC reinforces our leadership edge by offering an exceptional environment to develop technological breakthroughs and proprietary technologies that set us apart from the competition.

Our top priority: Provide the most efficient, responsive services to our customers

Located on our 51-acre campus northwest of Houston, the TEDC is a fit-for-purpose center with more than 40 specialized laboratories designed to support efficiency, quality and creativity. The first facility of its kind in the US to have its technical processes certified to ISO 9001 standards, the TEDC uses a manufacturing approach to quickly respond to customers' daily needs with rapid, high-quality solutions. Our Technical Services management reviews the customer's request and deploys a team of engineers, technicians, field personnel and other resources to tailor our response to the customer. Our TEDC personnel have a proven record of service meeting or exceeding the highest level of standard practices in our industry today.

A state-of-the-art technology center designed by scientists

The hub of the TEDC is its laboratories, which were specifically designed by our researchers and scientists. Renowned in their fields of expertise, our technical experts were intricately involved in major design aspects of the TEDC to meet their needs and the needs of our customers.

At a production platform in the deepwaters of the Gulf of Mexico, a BJ field technician performs testing and verification of fluid compatibility prior to pumping the system into the customer's well.



The TEDC, the first ISO 9001 certified facility of its kind in the United States, was designed to continue the BJ tradition of delivering the highest level of standard practices in the industry today. From the lab to the field, superior quality assurance and control is a commitment we provide for our customers

Many of the laboratories–such as the enzymes, conductivity and permeability centers–are unique in the oilfield service industry. In addition, much of the equipment in these labs was designed and manufactured specifically by our experienced pressure pumping scientists and chemists with the goal of solving customers' unique challenges.

In planning the TEDC, we wanted an environment that encourages teamwork, collaboration and knowledge sharing among our pumping, chemical and mechanical research groups. The laboratories were arranged so that scientists, researchers and engineers who work on similar projects are now in proximity to each other and can use their collective ingenuity to create best-in-class solutions for our customers. For instance, scientists in our acidizing laboratories who are involved in removing scale are strategically situated near researchers responsible for developing scale inhibitors, thereby providing synergistic benefits that optimize the production of our customers' wells.

BJ's strong commitment to the safety and health of our personnel also is reflected in the design of the TEDC. Among the special safety features in our laboratories is a state-of-the-art air handling system that allows for safe and secure handling of chemicals and gases during analysis work and testing which also allows for close proximity of researchers to their laboratories.

Continuing the tradition of pioneering industry-leading technologies

At the TEDC, our technical teams are continuing the BJ tradition of pioneering industry-leading technologies. Since BJ became a publicly held company in 1990, our proprietary or patented products and systems have generated in excess of $3 billion in revenues. Recognized by their industry peers for their in-depth research work, our TEDC scientists have an average of nearly 20 years of experience in creating new products used in providing our pressure pumping services. In addition to addressing our customers' immediate needs, we encourage our scientists to develop industry-changing technologies, such as polymer-specific enzymes, low polymer loading fracturing fluids and lightweight proppants.

Customer-focused leadership

With the launch of the TEDC, BJ is making a powerful statement to our customers: We have the technological leadership to solve your challenges in pressure pumping and related services. In concert with the development of our new facility, we also created an organizational structure of product line technical managers. Our technical managers have the primary responsibility for meeting with customers, reviewing their projects and requirements, and working with our technical experts to design efficient, reliable solutions. Our technical managers, who are industry-recognized experts in their disciplines, lead teams of global experts who oversee the Company's key products lines, including cementing, fracturing, well completions, acidizing-matrix applications, coil tubing and applied geoscience. The new organization provides

In the Rocky Mountain region of the United States, a BJ equipment operator completes a cement treatment on a customer's gas well, using the advanced Falcon cementing technology and ACC (Automatic Cement Control) developed by BJ's researchers and engineers.



At the new employee training and development center, employees receive extensive hands-on learning opportunities. Cement pumping simulators provide the necessary training environment to teach students the importance of factors such as accuracy and safety.

greater efficiency and responsiveness for our customers and ensures that the right technical resources are focused on their projects.

With its unique laboratories, equipment simulators and testing facilities, operators visit the TEDC to facilitate solving their production challenges. This interface serves to stimulate discussion and allows us to gain valuable insight into customers' needs. The TEDC also offers a Remote Communications Theater where customers can monitor the real-time progress of their well completion and treatment activities virtually anywhere in the world. During its first eight months of operation, the TEDC hosted nearly 2,400 visitors, most of whom work for our global customers. In response to customers' requests, our researchers and engineers also conducted forums, presentations and training courses for these customers to help them better understand BJ's pumping technologies and our advanced capabilities.

New training and development center prepares workforce for future challenges

As our customers face greater geological, logistical and environmental challenges in their search for more reserves, the need for experienced, talented personnel in the oilfield service industry has risen dramatically. At BJ, we are fully committed to providing the best-trained employees in every discipline–from field engineers to equipment operators to supervisory personnel to scientists.

We understand the direct link between training our employees and creating greater value for customers and shareholders. The overarching goal in our training activities is to transfer the Company's technology to employees and expand their skills and confidence in applying our products and services to customers' projects. BJ's dedication and investment in employee training and development help us to attract and retain the highest qualified people in the industry.

To prepare our workforce to meet future technical and operating challenges, we built a 22,000-square-foot training and development center as part of the TEDC. The new facility doubled the number of classrooms, allowing the center to handle up to 150 students a day. The size and scope of our training program for pumping-related services are impressive: A state-of-the-art campus with hands-on opportunities on computerized cementing and coiled tubing simulators, a curriculum with over 400 technical, business and leadership courses, 112 full-time and adjunct certified instructors, and online learning capabilities. So far, approximately 2,800 employees have attended 260 classes at the new center.

Career advancement program broadens employees' skills

The TEDC has enabled BJ to upgrade its technical workforce, ensuring our customers a well-engineered solution. BJ offers numerous specialized courses within a highly organized technical career advancement program that includes training, routine demonstration and field certification.

In the gas-rich basins of Western Canada, a BJ field team performs an advanced liquid CO_2 and LiteProp fracturing treatment on a customer's well to reach tight-gas productive zones often overlooked by traditional technology.



Meanwhile, a scientist uses a uniquely designed conductivity test cell in the TEDC's fracturing laboratory for the development of proprietary fracturing fluid systems to address our customers' production challenges in unconventional gas plays.

Online toolbox transfers technology worldwide

In 2004, we also introduced the "Technology Toolbox," an online system that shares technological developments and applications with employees worldwide. Currently, the toolbox features more than 30,000 pieces of information that efficiently enhance our workforce's understanding of our latest research and findings.

Delivering world-class innovations

Our investment in the TEDC is already delivering strong results for customers and shareholders. For example, a major oil and gas operator requested that BJ submit a technical proposal for a planned ultra-deep gas prospect where extraordinary bottom-hole temperatures and pressures were expected. Well construction in this temperature and pressure environment poses significant challenges for cement design and testing, pumping equipment requirements and logistical considerations. At the TEDC, we assembled a highly specialized team of research, operations and equipment experts to work directly with the customer on developing and testing new cementing products and pumping equipment that could deliver superior results for the project. The outcome: The customer selected BJ for the project, and our team developed proprietary cementing products and high performance cement pumping units that can be used for other customers in this emerging industry play.

At BJ, we are passionate about technology and the industry-leading advancements that we can contribute. The TEDC represents a major step in achieving our goal to deliver world-class innovations to our customers to help them meet the world's rising energy needs.

Corporate Officers



Seated left to right

Kenneth A. Williams
Vice President and President, U.S. / Mexico Division

Margaret B. Shannon
Vice President, General Counsel and Corporate Secretary

J. W. Stewart
Chairman, President and Chief Executive Officer

Standing left to right

Mark J. Airola
Assistant General Counsel and Chief Compliance Officer

Mark E. Hoel
Vice President, Technology and Logistics

Brian T. McCole
Controller

David D. Dunlap
Vice President and President, International Division

Susan E. Douget
Director of Human Resources

Jeffrey E. Smith
Treasurer

T. M. Whichard III
Vice President, Finance and Chief Financial Officer

Board of Directors

L. William Heiligbrodt*#
Former President and Chief Operating Officer of Service Corporation International

John R. Huff*†
Chairman and Chief Executive Officer of Oceaneering International, Inc.

Don D. Jordan*†
Retired Chairman and Chief Executive Officer of Reliant Energy, Inc.

Michael E. Patrick*†
Vice President and Chief Investment Officer of The Meadows Foundation Inc.

James L. Payne*#
Retired Chairman, President and Chief Executive Officer of Nuevo Energy Company

J.W. Stewart
Chairman, President and Chief Executive Officer

William H. White†#
Mayor, City of Houston

* *Member of Executive Compensation Committee*
† *Member of Audit Committee*
# *Member of Nominating and Governance Committee*



BJ SERVICES COMPANY

2004 Financials

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business

The Company is engaged in providing pressure pumping services and other oilfield services to the oil and natural gas industry worldwide. Services are provided through three segments: U.S./Mexico Pressure Pumping, International Pressure Pumping, and Other Oilfield Services.

The U.S./Mexico and International Pressure Pumping segments provide stimulation and cementing services to the petroleum industry throughout the world. Stimulation services are designed to improve the flow of oil and natural gas from producing formations. Cementing services consists of pumping a cement slurry into a well between the casing and the wellbore to isolate fluids that might otherwise damage the casing and/or affect productivity, or that could migrate to different zones, primarily during the drilling and completion phase of a well. See *"Business"* included in the Annual Report on Form 10-K for more information on these operations.

The Other Oilfield Services segment consists of production chemical services, casing and tubular services, process and pipeline services, and completion tools and completion fluids services in the U.S. and select markets internationally.

Recent Developments

In October 2004 the Company received a report from a whistleblower alleging that its Asia Pacific Region Controller had misappropriated Company funds in fiscal 2001. The Company began an internal investigation into the misappropriation and whether other inappropriate actions occurred in the Region. The Region Controller admitted to multiple misappropriations during a 30-month period ended April 2002, and his employment was terminated. The misappropriations identified to date total approximately $9.0 million and have been repaid to the Company. The misappropriated funds were recorded as an expense in the Consolidated Statement of Operations in prior periods; therefore, no restatement for the misappropriation is required. As a result, the Company expects to record $9.0 million as Other Income in the Consolidated Condensed Statement of Operations for the quarter ending December 31, 2004.

The Company has conducted a comprehensive review of the Asia Pacific Region's balance sheet and we have determined that excess liabilities had accumulated over a period of years which still existed at September 30, 2004 in the amount of $12.2 million. The following adjustments have been recorded in accordance with GAAP and Company policy:

Reduction of excess accruals	$ 10.6
Adjustments of and reclassifications to balance sheet accounts	(7.8)
Net reduction of excess accruals	2.8
Reduction of minority interest liability	9.4
Net increase to income before tax	12.2
Income tax provision	(.9)
Total increase to net income	$ 11.3

The net effect of these adjustments has been reported in Other Income in the Consolidated Statement of Operations for the year ended September 30, 2004.

Based on our review of the facts and circumstances surrounding these accounting adjustments, we believe the amounts identified were not quantitatively or qualitatively material to the financial statements presented in this Annual Report. As such, we have recorded the correction of these amounts in fiscal 2004 since they are not individually or in the aggregate, material to the prior periods or the current year.

Based on results of the investigation to date, the misappropriations and accounting adjustments depicted above were possible because of internal control operating deficiencies, including approval procedures that were not being followed, as required by Company policy, with respect to cash disbursements and proper support for accounting entries. The Asia-Pacific region followed an unauthorized practice of maintaining a supply of blank checks that were pre-signed by managers otherwise responsible for reviewing appropriate documentation in support of approved disbursements.

In addition, certain employees responsible for ensuring that payment disbursements were properly documented and approved prior to authorizing the initiation of a check or an electronic funds transfer did not comply with company policies in performance of this function. The operating effectiveness of our controls was further compromised in the Asia-Pacific region as personnel responsible for ensuring compliance with Company policies were aware of unapproved payments that lacked proper support and did not take appropriate action to report the practice.

The Company believes that these operating control deficiencies constitute a significant control deficiency and has discussed these operating deficiencies, as well as our corrective actions and plans, with the Audit Committee.

During fiscal 2002, the Company implemented policy changes worldwide for disbursements. Corporate officer authorization was required for disbursements over specified thresholds, and agreements have been established with our banks specifying the signing limits of regional managers. Transactions in excess of designated limits of authority require the approval of a corporate officer prior to the banks' processing of transactions.

In October 2004, the Company's management conducted discussions with senior accounting personnel on a world-wide basis on how the misappropriation occurred and reminding them of the Company's policies and procedures for disbursing funds. The Company's management also required positive written affirmation that the practice of maintaining signed blank checks, in contravention of Company policy, was not being conducted elsewhere. The Company has assigned an acting Controller to the Asia Pacific region and is taking necessary action to ensure the review and approval processes are being followed as contemplated by the documented policies and procedures.

The Company is reviewing its control policies and procedures and is considering enhancements to its internal control system.

The Company is continuing to investigate whether additional funds were misappropriated beyond the $9 million identified to date and investigate other possible inappropriate actions. As the Company continues its investigation, further adjustments may be recorded in the Consolidated Statements of Operations, but no material adjustments are known at this time.

In October 2004, the Company also received whistleblower allegations that illegal payments to foreign officials were made in the Asia Pacific Region. The Audit Committee of the Board of Directors engaged independent counsel to conduct a separate investigation to determine whether any such illegal payments were made. That investigation, which is continuing, has found information indicating that illegal payments to government officials in the Asia Pacific Region aggregating in excess of $1.5 million may have been made over several years.

Market Conditions

The Company's worldwide operations are primarily driven by the number of oil and natural gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity. Drilling activity, in turn, is largely dependent on the price of crude oil and natural gas. These market factors often lead to volatility in the Company's revenue and profitability, especially in the United States and Canada, where the Company historically has generated in excess of 50% of its revenue. Historical market conditions are reflected in the table below for the twelve months ended September 30:

	2004	% Change	2003	% Change	2002
Rig Count: (1)					
U.S.	**1,155**	20%	966	11%	870
International(2)	**1,184**	7%	1,102	11%	995
Commodity Prices (average):					
Crude Oil (West Texas Intermediate)	**$37.16**	22%	$30.36	26%	$24.14
Natural Gas (Henry Hub)	**$ 5.59**	5%	$ 5.31	84%	$ 2.89

(1) Estimate of drilling activity as measured by average active drilling rigs based on Baker Hughes Incorporated rig count information.

(2) Includes Mexico average rig count of 110, 87 and 65 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

U.S. Rig Count

Demand for the Company's pressure pumping services in the U.S. is primarily driven by oil and natural gas drilling activity, which tends to be extremely volatile, depending on the current and anticipated prices of oil and natural gas. During the last 10 years, the lowest U.S. rig count averaged 601 in fiscal 1999 and the highest U.S. rig count averaged 1,172 in fiscal 2001. The Company's management estimates that the average U.S. rig count for fiscal 2005 will be approximately 6% higher than the average rig count in fiscal 2004.

International Rig Count

Many countries in which we operate are subject to political, social and economic risks which may cause volatility within any given country. However, the Company's revenue is less volatile because we operate in approximately 49 countries, which provides somewhat of a balance. Due to the significant investment and complexity of international projects, management believes drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective with regard to oil and natural gas pricing. Additionally, the international market is dominated by major oil companies and national oil companies which tend to have different objectives and more operating stability than the typical independent producer in North America. During the last 10 years, the lowest international rig count (including Canada) averaged 828 in fiscal 1999 and the highest international rig count averaged 1,184 in fiscal 2004. During fiscal 2004, active international drilling rigs (excluding Canada) drilling activity averaged 818, compared to 761 rigs in fiscal 2003 and 730 rigs in fiscal 2002. The Company expects international drilling activity outside of Canada to remain relatively flat for fiscal 2005 compared to fiscal 2004.

Canadian drilling activity averaged 366 active drilling rigs in fiscal 2004, compared to 341 rigs in fiscal 2003 and 265 rigs in fiscal 2002. The Company anticipates Canadian revenue to increase based on an expected 5% increase in average rig count during fiscal 2005, over fiscal 2004.

Acquisitions

On November 26, 2003, the Company completed the acquisition of Cajun Tubular Services, Inc. ("Cajun") for a total purchase price of $8.3 million (net of cash). Cajun, located in Lafayette, Louisiana, provides tubular running, testing and torque monitoring services to the Gulf of Mexico market. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

On December 2, 2003, the Company acquired the assets and business of Petro-Drive, a division of Grant Prideco, Inc., for a total purchase price of $7 million. Petro-Drive, located in Lafayette, Louisiana, is a leading provider of hydraulic and diesel hammer services to the Gulf of Mexico market and select markets internationally. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

The Company is in the process of completing its review and determination of the fair values of the assets acquired. Accordingly, allocation of the purchase price is subject to revision based on final determination of the asset values. The pro forma financial information for these acquisitions is not included in this Annual Report on Form 10-K as they were not material to the Company.

On May 31, 2002, the Company completed the acquisition of OSCA, a completion services (pressure pumping), completion tools and completion fluids company based in Lafayette, Louisiana, with operations primarily in the U.S. Gulf of Mexico, Brazil and Venezuela, for a total purchase price of $470.6 million. On June 24, 2002, the Company completed a $9.1 million acquisition of the coiled tubing assets and business of Maritima Petroleo E Engenharia, LTDA ("Maritima"), a leading provider of coiled tubing services in Brazil.

See Note 3 of the Notes to the Consolidated Financial Statements for additional information regarding these acquisitions.

Results of Operations

The following table sets forth selected key operating statistics reflecting the Company's financial results for the twelve months ended September 30:

(in millions)		**2004**	**% Change**		2003	% Change		2002
Consolidated revenue	**$**	**2,601.0**	**21%**	$	2,142.9	15%	$	1,865.8
Revenue by business segment:								
U.S./Mexico Pressure Pumping		**1,269.8**	**29%**		982.6	9%		898.7
International Pressure Pumping		**891.4**	**11%**		801.8	13%		712.6
Other Oilfield Services		**438.8**	**22%**		358.5	41%		253.7
Corporate		**1.0**			-			.8
Consolidated operating income		**438.4**	**50%**		293.2	12%		262.9
Operating income/(loss) by business segment:								
U.S./Mexico Pressure Pumping		**337.0**	**77%**		190.3	1%		189.1
International Pressure Pumping		**91.4**	**1%**		90.7	26%		72.1
Other Oilfield Services		**54.0**	**8%**		49.9	65%		30.2
Corporate		**(44.1)**			(37.7)			(28.5)

Consolidated Revenue and Operating Income: Increased drilling activity for the U.S. and Canada, pricing improvement in the U.S. and improved revenue from all service lines in the Other Oilfield Services segment are the primary reasons for the increase in revenue for fiscal 2004, compared to fiscal 2003. Increased activity, international geographic expansion and acquisitions are the primary reasons for the increase in the Other Oilfield Services segment. These revenue increases were partially offset by activity decreases in some international locations.

Fiscal 2004 operating income also benefited from the increased revenue described above, but was hindered by activity declines in higher margin locations, decreased pricing and a change in product mix in certain international markets. For fiscal 2004, consolidated operating income margins improved to 16.9% from 13.7% reported in fiscal 2003.

For fiscal 2003, the increase in consolidated revenue was primarily from increased drilling activity in the U.S. and Canada. Revenue from Other Oilfield Services was up 41% due primarily to the addition of the completion fluids and completion tools service lines acquired with OSCA in May 2002.

For fiscal 2003, operating income margins decreased to 13.7% from 14.1% reported for fiscal 2002, due primarily to lower U.S. pricing, which was partially offset by increased Canadian activity.

See discussion below on individual segments for further revenue and operating income variance details.

U.S./Mexico Pressure Pumping Segment

Results for fiscal 2004 compared to fiscal 2003

The increase in revenue is primarily a result of an increase in the combined U.S. and Mexico drilling activity of 20% over fiscal 2003 and improved pricing in the U.S. As of September 30, 2004, approximately 62% of our customers were on the new U.S. price book, which became effective on May 1, 2004.

The increase in operating income was primarily due to the increases in revenue described above, coupled with labor efficiency gains. Labor efficiencies were achieved through an increase in activity without a proportional increase in headcount, thereby increasing employee utilization per job. The headcount for fiscal 2004 increased 6% compared to fiscal 2003, with revenue increasing 29%. Labor efficiencies are also being obtained through utilization of newer, more efficient and more modern equipment (see the "Business" section included in the Annual Report on Form 10-K for information on the U.S. fleet recapitalization initiative). In addition, the pricing increase described above directly increases operating income without any associated cost.

Results for fiscal 2003 compared to fiscal 2002

Revenue increased primarily due to an 11% increase in U.S. drilling activity, partially offset by lower U.S. prices in fiscal 2003 compared to fiscal 2002.

Operating income increased as a result of activity increases and labor efficiencies noted previously. The headcount for fiscal 2003 decreased 2% compared to fiscal 2002, with revenue increasing 9%. These increases were mostly offset by a deterioration in prices the Company received for its pressure pumping services compared to fiscal 2002. The deterioration in prices occurred primarily in the first quarter of fiscal 2003.

Outlook

During fiscal 2005, the Company estimates the average U.S. rig count will be approximately 6% higher than the average rig count in fiscal 2004. In determining forecasted rig activity, management reviews proprietary projected rig count data provided by a third party and has discussions with customers regarding their expectations for upcoming service requirements. Management analyzes the data obtained and an internal rig count projection is determined. Under normal circumstances and depending on the geographic mix and types of services provided, an increase in rig count will usually result in an increase in the Company's revenue. The Company also anticipates increasing headcount 10-15% in the U.S. during fiscal 2005.

We expect market disruption in Mexico compared to activity levels experienced in 2004 as our customer in Mexico resolves budget management issues. In addition, there has been much price competition in Mexico recently. As a result, we anticipate Mexico revenue to decline 25-30% in fiscal 2005, compared to revenue in fiscal 2004.

The Company issued a price book increase for its U.S. pressure pumping operations. The increase averages 7% above the former price book in the U.S. and was effective May 1, 2004. The degree of customer acceptance of the price book increase will depend on activity levels and competitive pressures.

International Pressure Pumping Segment

Results for fiscal 2004 compared to fiscal 2003

Canadian operations were the primary reason for the increase in revenue. Canadian revenue increased 31% compared to the same period in the prior year, with drilling activity up 7%. The Canadian increase in revenue is attributed to activity related gains of 16%, price improvement of 3% and favorable foreign exchange translation of 12%. Other countries contributing to the revenue increase include Russia, India, and the Company's stimulation vessel in the North Sea. Russia revenue increased 25% from increased stimulation activity, while activity increases in India resulted in a 49% increase in revenue. These increases in revenue were partially offset by decreased revenue in Saudi Arabia, Norway, Nigeria and Colombia. Fracturing activity was suspended in Saudi Arabia during the first four months of fiscal 2004, in addition to pricing pressure. Norway revenue declined 29% as a result of a decrease in coiled tubing activity and a change in the services required by customers. Activity declines in Nigeria resulted in a 31% decrease in revenue. In Colombia, major customers have curtailed their drilling programs and, primarily as a result, revenue decreased 27%.

Operating income increased as a result of the improved revenues in Russia, India and Canada described above. While the weakening U.S. dollar increased Canadian revenue, it had minimal impact on operating income as most of our expenses are denominated in Canadian dollars. The increase in operating income from Canada is primarily due to the activity increases, which also resulted in improved labor utilization efficiencies. Labor efficiencies were achieved by increasing revenue generated per employee by 14%, compared to the same period in fiscal 2003. These operating income increases were mostly offset by the impact of activity declines in Saudi Arabia, Norway, and Colombia where the Company has historically enjoyed higher margins. In addition, operating income in Africa was negatively impacted, primarily as a result of activity reductions in Nigeria from our major customers. Cost reductions in Africa and Norway and Latin America have been initiated to accommodate current activity levels, resulting in restructuring costs incurred in fiscal 2004 which did not occur in fiscal 2003. This segment also had a decline in operating profit margins due to events causing the stimulation vessel in the North Sea to be temporarily idle. In addition to emergency maintenance experienced during the fourth fiscal quarter of 2004, the customer that contracted for the vessel shut down its operations in the North Sea for two months during the quarter ended June 30, 2004. Since there are significant fixed costs associated with operating the stimulation vessel, there was a decline in operating profit as a result of these two events in the latter half of fiscal 2004.

Results for fiscal 2003 compared to fiscal 2002

Fiscal 2003 revenue in Canada, Russia, Europe and Africa, Asia Pacific and the Middle East improved when compared to fiscal 2002, with the Canadian operations being the primary contributor to the increase in revenue. In Canada, revenues increased 29% compared to fiscal 2002 with a corresponding 29% increase in the average active drilling rigs in Canada from fiscal 2002. During the first quarter of fiscal 2003, the activity increase was primarily in shallow drilling areas of Southern Canada as warm weather delayed rig movement into the North, an area with historically higher revenue per job. In addition, Canada had a favorable exchange rate effect as the U.S. dollar weakened against the Canadian dollar compared to fiscal 2002. Revenues in Russia increased 24% from fiscal 2002 due to revenues associated with service rigs acquired in the third quarter of fiscal 2002, partially offset by activity delays as a result of extremely cold weather during the first quarter of fiscal 2003. Asia Pacific revenue increased 8% from the prior fiscal year as a result of activity and market share increases in Malaysia and New Zealand. Europe and Africa revenue increased 12% from fiscal 2002 due to strong coiled tubing and cementing activity in Norway and Africa. Revenue in Latin America increased 2% over fiscal 2002 primarily as a result of increased market share in Brazil with the acquisition of a coiled tubing company (Maritima) in June 2002 and the commissioning of the Blue Shark stimulation vessel in April 2002. These increases in Latin America were mostly offset by declines in Venezuela as a result of the national labor strike. In addition, revenue was lower in India resulting from activity declines.

Although favorable foreign exchange rates in Canada increased revenue, they had minimal impact on operating income as most of our expenses are also denominated in Canadian dollars. The increase in operating income was primarily due to activity increases and improved labor utilization efficiencies. The headcount for fiscal 2003 decreased 1% compared to fiscal 2002, with revenue increasing 13%.

Outlook

Compared to levels experienced during fiscal 2004, the Company expects international revenue outside of Canada to remain relatively constant for fiscal 2005. The Company anticipates Canadian revenue to increase based on an expected 5% increase in average rig count during fiscal 2005, over fiscal 2004.

The Company has issued a price book increase for its Canadian pressure pumping operations. The increase averages 5% above the former price book in Canada and was effective August 1, 2004. The degree of customer acceptance of the price book increase will depend on activity levels and competitive pressures.

Other Oilfield Services Segment

Results for fiscal 2004 compared to fiscal 2003

Excluding the impact of the Cajun and Petro-Drive acquisitions, revenue would have increased 19% in fiscal 2004. Revenue from each service line within Other Oilfield Services increased during fiscal 2004. Due to the high oil prices experienced in fiscal 2003, many refineries deferred their maintenance shut-downs last year until fiscal 2004, even though oil prices remained high. As a result, process and pipeline services did not perform as many process services in fiscal 2003 as in fiscal 2004. The increase in the completion tools business line was primarily achieved through an increase in customer activity in the Gulf of Mexico. International expansion is the reason for the increase in our revenue for the completion fluids and casing and tubular service business lines.

Excluding the impact of the Cajun and Petro-Drive acquisitions, operating income would have increased 7% in fiscal 2004. The increase is primarily attributable to completion tools and tubular business lines for the reasons described above. This increase was partially offset by decreased margins in the process and pipeline service business and the completion fluids business. The process and pipeline service business had higher margin projects in fiscal 2003, when compared to fiscal 2004. While revenue increased in Norway from our completion fluids business, this increased activity was in lower margin product sales compared to the prior year.

Results for fiscal 2003 compared to fiscal 2002

The increase in revenue was due primarily to the addition of completion fluids and completion tools service lines acquired with OSCA on May 31, 2002. Other Oilfield Services revenue (excluding completion fluids and completion tools) increased 9%, primarily as a result of geographic expansion of our casing and tubular services and the process and pipeline services.

The increase in operating income was due primarily to the addition of completion fluids and completion tools service lines acquired with OSCA on May 31, 2002. Other Oilfield Services operating income (excluding completion fluids and completion tools) increased 13%, primarily as a result of geographic expansion of our casing and tubular services and the process and pipeline services, which is consistent with the increase in revenue mentioned above.

Outlook

We expect revenue from completion tools and completion fluids to increase 10-15% in fiscal 2005, and tubular services to increase 5-10%. This estimate is primarily attributable to expansion of completion tools to new international markets and expansion of casing and tubular services in the U.S. and internationally. Process and pipeline services revenue is expected to decline by 10% as the Company will focus its efforts on obtaining projects with better margins.

Other Expenses

Depreciation Expense: Depreciation expense is included in Cost of Sales and Services on the Consolidated Statement of Operations. For fiscal 2004, depreciation expense increased by $5.5 million, compared to fiscal 2003. For fiscal 2003, depreciation expense increased by $15.3 million, compared to fiscal 2002. These increases in depreciation expense are primarily a result of the Company's increased capital spending levels and additional depreciation expense on certain capital improvements on leased equipment.

Research and engineering, marketing and general and administrative expenses: The aggregate of these expenses increased 13% for fiscal 2004, compared to fiscal 2003. As a percent of revenue, each of these expenses was consistent with the same periods of the prior year. The following table sets forth the Company's other operating expenses as a percentage of revenue:

	2004	2003	2002
Research and engineering	**1.8%**	1.9%	2.0%
Marketing expense	**3.2%**	3.4%	3.4%
General and administrative expense	**3.0%**	3.2%	3.6%

Interest Expense and Interest Income: Interest expense increased $7.0 million for fiscal 2003, compared to fiscal 2002. This is a result of the issuance of convertible debt in April 2002, used to finance a portion of the OSCA acquisition.

Interest income increased $3.9 million for fiscal 2004, compared to fiscal 2003. This increase resulted from an increased cash and cash equivalents balance.

Other (Expense) Income, net: For fiscal 2004, the Company recorded a gain of $86.4 million for the Halliburtion award (see Note 10 of the Notes to the Consolidated Financial Statements). In addition, $12.2 million was recorded for the reversal of excess liabilities in the Asia-Pacific region (see Recent Developments and Note 16 of the Notes to the Consolidated Financial Statements). For fiscal 2003, compared to fiscal 2002, other expense, net increased $0.5 million. This increase is a result of gains from insurance recoveries in 2002. For additional details of this account, see Note 12 of the Notes to the Consolidated Financial Statements.

Income Taxes: The effective tax rate was 30.7% for fiscal 2004, down from 31.7% experienced in fiscal 2003. This is primarily due to business tax credits that were realized during the third quarter of fiscal 2004. Primarily as a result of higher profitability in certain international jurisdictions where the statutory tax rate is less than the U.S. tax rate, the effective tax rate was 31.7% for fiscal 2003, compared with 34.1% for fiscal 2002.

Liquidity and Capital Resources

Historical Cash Flow

The following table sets forth the historical cash flows for the twelve months ended September 30:

(in millions)		**2004**		2003		2002
Cash flow from operations	**$**	**528.6**	$	320.0	$	349.7
Cash flow used in investing		**(443.6)**		(162.0)		(647.6)
Cash flow provided by financing		**58.2**		28.0		304.3
Effect of exchange rate changes on cash		**3.9**		6.9		(5.8)
Change in cash and cash equivalents	**$**	**147.1**	$	192.9	$	0.6

Fiscal 2004

The Company's working capital increased $42.8 million at September 30, 2004 compared to September 30, 2003, primarily as a result of the increase in cash and cash equivalents, short-term investments and accounts receivable, partially offset by an increase in accounts payable and the reclassification of the convertible senior notes to short-term (see Note 5 of the Notes to the Consolidated Financial Statements). Cash and cash equivalents, plus short-term investments, increased $377.0 million since September 30, 2003 as a result of increased activity which resulted in positive cash flow from operations, proceeds from the exercise of stock options and $86.4 million in connection with the Halliburton award (see Note 10 of the Notes to the Consolidated Financial Statements). Accounts receivable increased $78.0 million and accounts payable increased $31.5 million primarily as a result of an increase in U.S. revenue.

The decrease in cash flow from investing was primarily attributable to the purchase of U.S. treasury bills and notes for $229.9 million in May 2004, which have maturities between six and ten months.

During fiscal 2004, due to the poor market performance of the pension plan investments in fiscal 2001 and 2002, the Company made required pension contributions of $10.4 million, and made a discretionary contribution of an additional $9 million.

On July 22, 2004, the Company announced the initiation of a regular quarterly cash dividend and declared a dividend of $.08 per common share, paid on October 15, 2004 to stockholders of record at the close of business on September 15, 2004 in the aggregate amount of $12.9 million.

Fiscal 2003

The Company's working capital increased $178.7 million at September 30, 2003 compared to September 30, 2002. Cash and cash equivalents increased $192.9 million, driven primarily by positive cash flow from operations. Accounts receivable increased $110.8 million and accounts payable increased $56.4 million as a result of increased activity. As a result of higher taxable income in fiscal 2003 and utilizing most of our net operating loss carryforwards, our current tax liability increased $49.8 million.

The decreases in cash flow used in investing and cash flow provided from financing in fiscal 2003 compared to fiscal 2002 was primarily from the issuance of the senior convertible notes to fund the acquisition of OSCA, Inc. in fiscal 2002. In addition, the Company repurchased treasury stock in fiscal 2002 (see Note 14 of the Notes to the Consolidated Financial Statements).

Cash flow from operations is expected to be our primary source of liquidity in fiscal 2005. Our sources of liquidity also include cash and cash equivalents of $424.7 million at September 30, 2004, short-term investments in U.S. treasury securities of $229.9 million, and the available financing facilities listed below (in millions):

Financing Facility	**Expiration**	**Borrowings at September 30, 2004**	**Available at September 30, 2004**
Revolving Credit Facility	June 2009	None	$400.0
Discretionary	Various times within the next 12 months	$3.8	90.4

In June 2004, the Company replaced its then existing credit facility with a revolving credit facility (the "Revolving Credit Facility") that permits borrowings up to $400 million in principal amount. The Revolving Credit Facility includes a $50 million sublimit for the issuance of standby letters of credit and a $20 million sublimit for swingline loans. Swingline loans have short-term maturities and the remaining amounts outstanding under the Revolving Credit Facility become due and payable in June 2009. Interest on outstanding borrowings is charged based on prevailing market rates. The Company is charged various fees in connection with the Revolving Credit Facility, including a commitment fee based on the average daily unused portion of the commitment, totalling $0.5 million in fiscal 2004. In addition, the Revolving Credit Facility charges a utilization fee on all outstanding loans and letters of credit when usage of the Revolving Credit Facility exceeds 33%, though there were no such charges in fiscal 2004. There were no outstanding borrowings under the Revolving Credit Facility at September 30, 2004.

The Revolving Credit Facility includes various customary covenants and other provisions, including the maintenance of certain profitability and solvency ratios, none of which materially restrict the Company's activities.

On December 29, 2004, the Company gave notice of default to the lenders under its Revolving Credit Facility for its failure to comply with its covenants to timely provide to the lenders its annual, audited financial statements and certain other reports. Similar default notices were given to the entities to whom obligations are owed under the equipment financing partnerships referenced below on January 13, 2005. However, under all of these debt instruments, the earliest date on which an Event of Default permitting acceleration of indebtedness or termination of the credit facilities by the lenders could occur as a result of the delay in furnishing such financial statements and reports is January 29, 2005. Since the Company expects to furnish such financial statements and other reports before that date, the defaults will be cured such that no Event of Default will occur under such debt instruments as a result of this delay.

As of January 26, 2005, the Company is in compliance with all of the financial covenants, and has no borrowings under, under its Revolving Credit Facility and has cash and cash equivalents and short-term investments in excess of its other indebtedness.

In addition to the Revolving Credit Facility, the Company had $94.2 million in various unsecured, discretionary lines of credit at September 30, 2004, which expire at various dates within the next 12 months. There are no requirements for commitment fees or compensating balances in connection with these lines of credit, and interest on borrowings is based on prevailing market rates. There was $3.8 million and $5.9 million in outstanding borrowings under these lines of credit at September 30, 2004 and September 30, 2003, respectively.

Management believes that cash flow from operations combined with cash and cash equivalents, short-term investments, the Revolving Credit Facility, and other discretionary credit facilities provide the Company with sufficient capital resources and liquidity to manage its routine operations, meet debt service obligations, fund projected capital expenditures, repurchase common stock, pay a regular quarterly dividend and support the development of our short-term and long-term operating strategies. If the discretionary lines of credit are not renewed, or if borrowings under these lines of credit otherwise become unavailable, the Company expects to refinance this debt by arranging additional committed bank facilities or through other long-term borrowing alternatives.

At September 30, 2004 and September 30, 2003, the Company had issued and outstanding $78.9 million of unsecured 7% Series B Notes due February 1, 2006, net of discount.

On April 24, 2002 the Company sold convertible senior notes with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). The notes are unsecured senior obligations that rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The Company used the aggregate net proceeds of $400.1 million to fund a substantial portion of the purchase price of its acquisition of OSCA, which closed on May 31, 2002, and for general corporate purposes. There were $419.6 million and $414.9 million outstanding under the convertible senior notes at September 30, 2004 and September 30, 2003, respectively.

The notes will mature in 2022 and cannot be called by the Company for three years after issuance. If the Company exercises its right to call the notes, the redemption price must be paid in cash. Holders of the notes can require the Company to repurchase the notes in April 2005 and again on the fifth, tenth and fifteenth anniversaries of the issuance. The Company has the option to pay the repurchase price in cash or stock. The issue price of the notes was $790.76 for each $1,000 in face value, which represents an annual yield to maturity of 1.625%. Of this 1.625% yield to maturity, 0.50% per year on the issue price will be paid semi-annually in cash for the life of the security.

The notes are convertible into BJ Services common stock at an initial rate of 14.9616 shares for each $1,000 face amount note. This rate results in an initial conversion price of $52.85 per share (based on the purchaser's original issue discount) and represents a premium of 45% over the April 18, 2002 closing sale price of the Company's common stock on the New York Stock Exchange of $36.45 per share. The Company has the option and currently has the ability and the intent to settle notes that are surrendered for conversion using cash. Generally, except upon the occurrence of specified events, including a credit rating downgrade to below investment grade, holders of the notes are not entitled to exercise their conversion rights until the Company's stock price is greater than a specified percentage (beginning at 120% and declining to 110% at the maturity of the notes) of the accreted conversion price per share. At September 30, 2004, the accreted conversion price per share would have been $54.17.

Cash Requirements

As described earlier, holders of the convertible senior notes can require the Company to repurchase the notes in April 2005. The Company has the option to settle the repurchase price in cash or stock. Should the holders call the notes, the Company has the ability and intent to satisfy the obligation using cash.

The Company anticipates capital expenditures to be between $270 and $290 million in fiscal 2005, compared to $201 million in 2004, $167 million in 2003 and $179 million in 2002. The 2005 capital expenditure program is expected to consist primarily of spending for the enhancement of the Company's existing pressure pumping equipment, continued investment in the U.S. fracturing fleet recapitalization initiative and stimulation expansion internationally. In 1998, the Company embarked on a program to replace its aging U.S. fracturing pump fleet with new, more efficient and higher horsepower pressure pumping equipment. The Company has made significant progress with this program, which is now approximately 83% complete. During fiscal 2004, the Company expanded this U.S. fleet recapitalization initiative to include additional equipment, such as cementing, nitrogen and acidizing and will begin recapitalizing the pressure pumping equipment in Canada in fiscal 2005. The actual amount of 2005 capital expenditures will depend primarily on maintenance requirements and expansion opportunities.

In fiscal 2005, the Company's minimum pension and postretirement funding requirements are anticipated to be approximately $9.0 million.

Due to the expiration of favorable tax provisions on depreciation and the useage of tax credits and other tax attributes in fiscal 2004, we expect an incremental increase to cash paid for income taxes of at least $45 million in fiscal 2005.

The Company anticipates paying cash dividends in the amount of $.08 per common share on a quarterly basis in fiscal 2005. Based on the shares outstanding on September 30, 2004, the aggregate annual amount would be $52 million. However, our Board of Directors must approve the dividend each quarter and has the ability to change the dividend policy at any time.

The following table summarizes the Company's contractual cash obligations as of September 30, 2004:

Contractual Cash Obligations *(in thousands)*	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
		Payments Due by Period			
Long term and short term debt [1]	$ 502,274	$ 423,339	$ 78,935	$ -	$ -
Capital lease obligations	-	-	-	-	-
Operating leases	137,269	40,129	58,320	21,815	17,005
Obligations under equipment financing arrangements	142,992	23,792	47,722	39,368	32,110
Purchase obligations[2]	91,079	90,362	717	-	-
Other long-term liabilities[3]	72,505	11,162	4,437	5,995	50,911
Total contractual cash obligations	$ 946,119	$ 588,784	$ 190,131	$ 67,178	$ 100,026

(1) *Net of original issue discounts.*

(2) *Includes agreements to purchase goods or services that have been approved and that specify all significant terms (pricing, quantity and timing). Company policy does not require a purchase order to be completed for items that are under $200 and are for miscellaneous items, such as office supplies.*

(3) *Includes expected cash payments for long-term liabilities reflected in the consolidated balance sheet where the amounts and timing of the payment are known. Amounts include: Asset retirement obligations, known pension funding requirements, postretirement benefit obligation, management compensation agreements, environmental accruals and other miscellaneous long-term obligations. Amounts exclude: Deferred gains (see "Off Balance Sheet Transactions" below), pension obligations in which funding requirements are uncertain and long-term contingent liabilities.*

The Company expects that cash and cash equivalents, short-term investments (maturing in fiscal 2005), and cash flow from operations will generate sufficient cash flow to fund all of the cash requirements described above.

Off Balance Sheet Transactions

In December 1999, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least six years, but not more than 13 years, at approximately $12 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Cash Obligations table above. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46, *Consolidation of Variable Interest Entities*. However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 13 years. The balance of the deferred gain was $26.6 million and $33.9 million as of September 30, 2004 and September 30, 2003, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in July 2004 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $3.3 million. In September 2010, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $32 million.

In 1997, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least eight years, but not more than 13 years of approximately $10 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Cash Obligations table above. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46, *Consolidation of Variable Interest Entities*. However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 12 years. The balance of the deferred gain was $0.4 million and $16.0 million as of September 30, 2004 and September 30, 2003, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in October 2003 and again in July 2004 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $14.1 million in October 2003 and $1.3 million in July 2004. In June 2009, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $27 million.

Contractual Obligations

The Company routinely issues Parent Company Guarantees ("PCG's") in connection with service contracts entered into by the Company's subsidiaries. The issuance of these PCG's is frequently a condition of the bidding process imposed by the Company's customers for work in countries outside of North America. The PCG's typically provide that the Company guarantees the performance of the services by the Company's local subsidiary. The term of these PCG's varies with the length of the service contract.

The Company arranges for the issuance of a variety of bank guarantees, performance bonds and standby letters of credit. The vast majority of these are issued in connection with contracts the Company, or a subsidiary, has entered into with its customers. The customer has the right to call on the bank guarantee, performance bond or standby letter of credit in the event that the Company, or the subsidiary, defaults in the performance of the services. These instruments are required as a condition to the Company, or the subsidiary, being awarded the contract, and are typically released upon completion of the contract. The balance of these instruments are predominantly standby letters of credit issued in connection with a variety of the Company's financial obligations, such as in support of fronted insurance programs, claims administration funding, certain employee benefit plans and temporary importation bonds. The following table summarizes the Company's other commercial commitments as of September 30, 2004:

		Amount of commitment expiration per period			
Other Commercial Commitments *(in thousands)*	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
Standby Letters of Credit	$ 32,711	$ 32,707	$ 4	$ -	$ -
Guarantees	162,556	51,208	99,743	5,934	5,671
Total Other Commercial Commitments	$ 195,267	$ 83,915	$ 99,747	$ 5,934	$ 5,671

Critical Accounting Policies

In May 2002, the SEC issued a proposed rule: "Disclosure in Management's Discussion and Analysis about the Application of Critical Accounting Policies." Although the SEC has not issued a final rule, the following discussion has been prepared on the basis of the guidelines in the proposal. The proposed rule would require disclosures of critical accounting estimates. For an accounting policy to be deemed critical, the accounting policy must first include an estimate that requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, must have a material impact on the presentation of the company's financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be perceived with certainty. The Company bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed "critical" under the proposed rule by the SEC. The Company believes the following are the most critical accounting policies used in the preparation of the Company's consolidated financial statements and the significant judgments and uncertainties affecting the application of these policies. The selection of accounting estimates, including those deemed "critical," and the associated disclosures in this discussion have been discussed by management with the Audit Committee of the Board of Directors. The critical accounting policies should be read in conjunction with the disclosures elsewhere in the Notes to the Consolidated Financial Statements. Significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements.

Goodwill: The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill to be reviewed for possible impairment using fair value measurement techniques on an annual basis, or if circumstances indicate that an impairment may exist. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit to its net book value, including goodwill. If the fair value of the reporting unit exceeds the net book value, no impairment is required and the second step is unnecessary. If the fair value of the reporting unit is less than the net book value, the second step is performed to determine the amount of the impairment, if any. Fair value measures include quoted market price, present value technique (estimate of future cash flows), and a valuation technique based on multiples of earnings or revenue. The second step compares the implied fair value of a reporting unit with the net book value of the reporting unit. If the net book value of a reporting unit exceeds the implied fair value, an impairment loss shall be recognized in the amount equal to that excess. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all the assets and liabilities as if the reporting unit had just been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Determining fair value and the implied fair value of a reporting unit is judgmental and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of the impairment charge. The Company's estimates of fair value are primarily determined using discounted cash flows. This approach uses significant assumptions such as a discount rate, growth rate, terminal value multiples, rig count, Company price book increases or decreases, and inflation rate.

No impairment adjustment was necessary to the Company's $885.9 million goodwill balance at September 30, 2004. See Note 2 of the Notes to the Consolidated Financial Statements for more information on goodwill.

Pension Plans: Pension expense is determined in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." In accordance with SFAS 87, the Company utilizes an estimated long-term rate of return on plan assets and any difference from the actual return is the unrecognized gain/loss which is amortized into earnings in future periods.

The Company determines the annual net periodic pension expense and pension plan liabilities on an annual basis using a third-party actuary. In determining the annual estimate of net periodic pension cost, the Company is required to make an evaluation of critical assumptions such as discount rate, expected long-term rate of return on plan assets and expected increase in compensation levels. These assumptions may have an effect on the amount and timing of future contributions. Discount rates are based on high quality corporate fixed income investments. Long-term rate of return assumptions are based on actuarial review of the Company's asset allocation and returns being earned by similar investments. The rate of increase in compensation levels is reviewed with the actuaries based upon our historical salary experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and, therefore, generally affect our recognized expense in future periods.

In fiscal 2005, the Company will have a minimum pension funding requirement of $9.0 million. We expect to fund this amount with cash flows from operating activities. See Note 9 to the Consolidated Financial Statements for more information on the Company's pension plans.

Income Taxes: The effective income tax rates were 30.7%, 31.7%, and 34.1% for the years ended September 30, 2004, 2003, and 2002, respectively. These rates vary primarily due to fluctuations in taxes from the mix of domestic versus foreign income. Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of the net assets of the Company. In providing for deferred taxes, management considers current tax laws, estimates of future taxable income and available tax planning strategies. This process also involves making forecasts of current and future years' United States taxable income. Unforeseen events and industry conditions may impact these forecasts which in turn can affect the carrying value of deferred tax assets and liabilities and impact our future reported earnings.

Self Insurance Accruals and Loss Contingencies: The Company is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits for claims filed and claims incurred but not reported. Management reviews the liability on a quarterly basis. The liability is estimated on an undiscounted basis using individual case-based valuations and statistical analysis and is based upon judgment and historical experience; however, the final cost of many of these claims may not be known for five years or longer. This estimate is subject to trends, such as loss development factors, historical average claim volume, average cost for settled claims and current trends in claim costs. Significant and unanticipated changes in these trends or future actual payouts could result in additional increases or decreases to the recorded accruals. We have purchased stop-loss coverage in order to limit, to the extent feasible, our aggregate exposure to certain claims. There is no assurance that such coverage will adequately protect the Company against liability from all potential consequences.

As discussed in Note 10 of the Consolidated Financial Statements, legal proceedings covering a wide range of matters are pending or threatened against the Company. It is not possible to predict the outcome of the litigation pending against the Company and litigation is subject to many uncertainties. It is possible that there could be adverse developments in these cases. The Company records provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123-Revised 2004("SFAS 123(R)"), *Share-Based Payment.* This is a revision of SFAS No.123, *Accounting for Stock-Based Compensation*, and supersedes APB No. 25, *Accounting for Stock Issued to Employees.* As noted in our employee stock-based compensation accounting policy described above, the Company does not record compensation expense for stock-based compensation. Under SFAS 123(R), the Company will be required to measure the cost of employee services received in exchange for stock based on the grant-date fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123(R), will be recognized as an addition to paid-in capital. This is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 123(R) on its financial statements, including different option-pricing models. The pro forma table in Note 2 of the Notes to the Consolidated Financial Statements illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123.

In December 2003, the Financial Accounting Standards Board ("FASB") issued an exposure draft amending FASB Statement No. 128, *Earnings per Share* ("SFAS 128"). The exposure draft would amend the computational guidance of SFAS 128. When applying the treasury stock method for year-to-date diluted earnings per share ("EPS"), SFAS 128 requires that the number of incremental shares included in the denominator be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation. Under this proposed Statement, the number of incremental shares included in year-to-date diluted EPS would be computed using the average market price of common shares for the year-to-date period. The proposed Statement also would eliminate the provisions of SFAS 128 that allow an entity to rebut the presumption that contracts with the option of settling in either cash or stock will be settled in cash. In addition, the proposed Statement would require that shares to be issued upon conversion of a mandatorily convertible security be included in the computation of basic EPS from the date that conversion becomes mandatory. Under the current SFAS 128, we have excluded the convertible senior notes from our diluted EPS calculation as we have the ability and intent to settle the obligation with cash instead of stock. If implemented as proposed, we would be required to include the convertible senior notes in the diluted EPS calculation, which could have a material effect on our diluted EPS. The provisions of the final Statement could differ from this disclosure; as a result, the actual application of any final Statement could result in effects that are different than those discussed.

In December 2003, the FASB issued FASB Statement No. 132-Revised 2003 ("SFAS 132R"), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. This standard increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. SFAS 132R also requires companies to disclose various elements of pension and postretirement benefit costs in interim-period financial statements for quarters beginning after December 15, 2003 (see Note 9 of the Notes to the Consolidated Financial Statements). We have complied with the disclosure requirements of SFAS 132R.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46(R) which revised certain provisions in the original interpretation and permitted multiple effective dates based upon the nature and formation date of the variable interest entity. Adoption of the provisions of FIN 46 did not have a material impact on the Company's financial position or results of operations (see Note 10 of the Notes to the Consolidated Financial Statements).

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act contains new provisions that may impact the Company's U.S. income tax liability in future years. The FASB has proposed accounting guidance for certain of the Act's provisions by issuing two draft FASB Staff Positions (FSPs 109-a and 109-b) dealing with the deduction the Act offers to domestic manufacturers, and the temporary lower tax rate on repatriated foreign earnings. As drafted, the FSPs would be effective immediately upon final issuance. The Company is currently analyzing those provisions and will reflect any tax effect in the period in which the effect becomes probable.

Non-GAAP Financial Measures

A non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that 1) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet, or statement of cash flows, or 2) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

From time to time, the Company utilizes non-GAAP financial measures. The most common non-GAAP financial measure used by the Company is free cash flow.

Free cash flow is computed by starting with net income, adding depreciation and amortization and deducting capital expenditures. The most comparable GAAP measure is cash flow from operating activities. Free cash flow plus capital expenditures, plus changes in working capital, plus minority interest, plus unearned compensation, plus deferred taxes reconciles to cash flow from operating activities. Management believes free cash flow provides useful information to investors as it represents the cash, in excess of capital commitments, available to the Company to operate the business and meet non-discretionary expenditures.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 concerning, among other things, the Company's prospects, expected revenue, expenses and profits, developments and business strategies for its operations, all of which are subject to certain risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "expect," "estimate," "project," "believe," "achievable," "anticipate" and similar terms and phrases. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to:

- fluctuating prices of crude oil and natural gas,
- conditions in the oil and natural gas industry, including drilling activity,
- reduction in prices or demand for our products and services,
- general global economic and business conditions,
- international political instability, security conditions, and hostilities,
- the Company's ability to expand its products and services (including those it acquires) into new geographic markets,
- our ability to generate technological advances and compete on the basis of advanced technology,
- risks from operating hazards such as fire, explosion, blowouts and oil spills,
- unexpected litigation for which insurance and customer agreements do not provide protection,
- changes in currency exchange rates,
- weather conditions that affect conditions in the oil and natural gas industry,
- the business opportunities that may be presented to and pursued by the Company,
- competition and consolidation in the Company's business, and
- changes in law or regulations and other factors, many of which are beyond the control of the Company.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. Other than as required under the Securities laws, the Company does not assume a duty to update these forward looking statements. This list of risk factors is not intended to be comprehensive. See "Risk Factors" included in the this Annual Report on Form 10-K.

Quantitative and Qualitative Disclosures About Market Risk

The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." The Company's major market risk exposure is to foreign currency fluctuations internationally and changing interest rates, primarily in the United States, Canada and Europe. The Company's policy is to manage interest rates through use of a combination of fixed and floating rate debt. If the floating rates were to increase by 10% from September 30, 2004 rates, the Company's combined interest expense to third parties would increase by a total of $1,799 each month in which such increase continued. At September 30, 2004, the Company had issued fixed-rate debt of $498.5 million. These instruments are fixed-rate and, therefore, do not expose the Company to the risk of loss in earnings due to changes in market interest rates. However, the fair value of these instruments would increase by approximately $18.5 million if interest rates were to decline by 10% from their rates at September 30, 2004.

Periodically, the Company borrows funds which are denominated in foreign currencies, which exposes the Company to market risk associated with exchange rate movements. There were no such borrowings denominated in foreign currencies at September 30, 2004. When the Company believes prudent, the Company enters into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations. There were no such forward foreign exchange contracts at September 30, 2004. The expected maturity dates and fair value of our market risk sensitive instruments are stated below (in thousands). All items described are non-trading and are stated in U.S. dollars.

	Expected Maturity Dates							Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total	9/30/04
SHORT-TERM BORROWINGS								
Bank borrowings; U.S. $ denominated	$ 3,754						$ 3,754	$ 3,754
Average variable interest rate – 5.75% at September 30, 2004								
LONG-TERM BORROWINGS								
7% Series B Notes-U.S. $ denominated		78,936					78,936	83,100
Fixed interest rate – 7%								
1.625% Convertible Notes [1]								
U.S. denominated								
Fixed interest rate – 1.625%	419,585						419,585	447,004
Total	$ 423,339	$ 78,936	-	-	-	-	$ 502,275	$ 533,858

(1) The holders of the convertible notes can require the Company to repurchase these notes in April 2005, 2007 and 2009. In the event the holders require the Company to repurchase the convertible notes, the Company expects the obligation to be paid with cash (see Note 5 of the Notes to the Consolidated Financial Statements).

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company began trading on The New York Stock Exchange in July 1990 under the symbol "BJS". At January 14, 2005, there were approximately 1,803 holders of record of the Company's Common Stock.

The following table sets forth for the periods indicated the high and low sales prices per share for the Company's Common Stock reported on the NYSE composite tape:

	Common Stock Price Range	
	High	Low
Fiscal 2003		
1st Quarter	$ 35.45	$ 24.31
2nd Quarter	36.23	29.25
3rd Quarter	42.40	33.80
4th Quarter	39.19	32.51
Fiscal 2004		
1st Quarter	37.19	30.11
2nd Quarter	45.78	34.85
3rd Quarter	47.75	39.71
4th Quarter	54.00	44.48

SELECTED FINANCIAL DATA

The following table sets forth certain selected historical financial data of the Company. The selected operating and financial position data as of and for each of the five years in the period ended September 30, 2004 have been derived from the audited consolidated financial statements of the Company, some of which appear in the Annual Report on Form 10-K. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto which are included elsewhere herein.

	As of and For the Year Ended September 30,				
(in thousands, except per share amounts)	**2004**	2003	2002[1][2]	2001	2000
Operating Data:					
Revenue	**$ 2,600,986**	$ 2,142,877	$ 1,865,796	$ 2,233,520	$ 1,555,389
Operating expenses, excluding goodwill amortization	**2,162,601**	1,849,636	1,602,906	1,683,602	1,348,118
Goodwill amortization	**-**	-	-	13,739	13,497
Operating income	**438,385**	293,241	262,890	536,179	193,774
Interest expense	**(16,389)**	(15,948)	(8,979)	(13,282)	(19,968)
Interest income	**6,073**	2,141	2,008	2,567	1,576
Other income (expense), net[5]	**92,668**	(3,762)	(3,225)	3,717	(99)
Income tax expense	**(159,696)**	(87,495)	(86,199)	(179,922)	(57,307)
Net income	**361,041**	188,177	166,495	349,259	117,976
Earnings per share[3]:					
Basic	**2.25**	1.19	1.06	2.13	.74
Diluted	**2.21**	1.17	1.04	2.09	.70
Depreciation and amortization	**125,668**	120,213	104,915	104,969	102,018
Capital expenditures[4]	**200,577**	167,183	179,007	183,414	80,518
Financial Position Data (at end of period):					
Property, net	**$ 913,713**	$ 850,340	$ 798,956	$ 676,445	$ 585,394
Total assets	**3,330,674**	2,785,957	2,442,370	1,985,367	1,785,233
Long-term debt, excluding current maturities	**78,936**	493,754	489,062	79,393	141,981
Stockholders' equity	**2,094,136**	1,650,632	1,418,628	1,370,081	1,169,771
Cash dividends declared	**12,935**	-	-	-	-

(1) Includes the effect of the acquisition of OSCA, Inc. in May 2002 from the date of acquisition. For further details, see Note 3 of the Notes to the Consolidated Financial Statements.

(2) The Company ceased amortizing goodwill on October 1, 2001 in accordance with its adoption of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets".

(3) Earnings per share amounts have been restated for all periods presented to reflect the increased number of common shares outstanding resulting from the 2-for-1 stock split effective May 31, 2001.

(4) Excluding acquisitions of businesses.

(5) Includes Halliburton patent infringement award of $86.4 million (net of legal expenses) in fiscal 2004 (see Note 10 of the Notes to the Consolidated Financial Statements), and $12.2 million for the reversal of excess liabilities in the Asia-Pacific region (see Note 16 of the Notes to the Consolidated Financial Statements).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders of BJ Services Company:

We have audited the accompanying consolidated statements of financial position of BJ Services Company and subsidiaries (the "Company") as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BJ Services Company and subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Houston, Texas
January 26, 2005

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)	Year Ended September 30,		
	2004	2003	2002
Revenue	**$ 2,600,986**	$ 2,142,877	$ 1,865,796
Operating Expenses:			
Cost of sales and services	**1,951,022**	1,665,545	1,435,540
Research and engineering	**47,287**	40,810	36,475
Marketing	**82,105**	73,665	64,095
General and administrative	**78,978**	69,449	66,627
Loss on disposal of assets	**3,209**	167	169
Total operating expenses	**2,162,601**	1,849,636	1,602,906
Operating income	**438,385**	293,241	262,890
Interest expense	**(16,389)**	(15,948)	(8,979)
Interest income	**6,073**	2,141	2,008
Other (expense) income, net	**92,668**	(3,762)	(3,225)
Income before income taxes	**520,737**	275,672	252,694
Income tax expense	**159,696**	87,495	86,199
Net income	**$ 361,041**	$ 188,177	$ 166,495
Earnings Per Share:			
Basic	**$ 2.25**	$ 1.19	$ 1.06
Diluted	**$ 2.21**	$ 1.17	$ 1.04
Weighted-Average Shares Outstanding:			
Basic	**160,179**	157,943	156,981
Diluted	**163,414**	161,257	160,736

The accompanying notes are an integral part of these consolidated financial statements

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands)	September 30, 2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 424,725**	$ 277,666
Short-term investments	**229,930**	-
Receivables, less allowance for doubtful accounts: 2004, $9,010; 2003, $8,828	**544,946**	469,656
Inventories:		
Products	**125,174**	109,383
Work-in-process	**2,656**	2,048
Parts	**55,040**	51,137
Total inventories	**182,870**	162,568
Deferred income taxes	**10,768**	718
Prepaid expenses	**20,849**	20,606
Other current assets	**9,635**	10,494
Total current assets	**1,423,723**	941,708
Property:		
Land	**15,605**	14,806
Buildings and other	**250,361**	238,835
Machinery and equipment	**1,490,427**	1,327,451
Total property	**1,756,393**	1,581,092
Less accumulated depreciation	**842,680**	730,752
Property, net	**913,713**	850,340
Goodwill	**885,905**	879,710
Deferred income taxes	**64,461**	66,877
Investments and other assets	**42,872**	47,322
Total assets	**$3,330,674**	$ 2,785,957

The accompanying notes are an integral part of these consolidated financial statements

(in thousands)	September 30, 2004	2003
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	**$ 260,525**	$ 230,777
Short-term borrowings	**3,754**	5,888
Current portion of long-term debt	**419,585**	-
Accrued employee compensation and benefits	**78,049**	69,205
Income taxes	**39,037**	60,496
Taxes other than income	**23,766**	21,696
Accrued insurance	**14,797**	14,772
Other accrued liabilities	**70,378**	67,827
Total current liabilities	**909,891**	470,661
Long-term debt	**78,936**	493,754
Deferred income taxes	**89,009**	7,475
Accrued postretirement benefits	**43,012**	38,297
Other long-term liabilities	**115,690**	125,138
Commitments and contingencies (Note 10)		
Stockholders' Equity:		
Preferred stock (authorized 5,000,000 shares, none issued)		
Common stock, $.10 par value (authorized 380,000,000 shares; 173,755,324 shares issued and 161,868,839 shares outstanding in 2004; 173,755,324 shares issued and 158,306,175 shares outstanding in 2003)	**17,376**	17,376
Capital in excess of par	**994,724**	964,348
Retained earnings	**1,358,315**	1,026,832
Accumulated other comprehensive loss	**(908)**	(9,647)
Unearned compensation	**(6,961)**	-
Treasury stock, at cost (2004 – 11,886,485 shares; 2003 – 15,449,149 shares)	**(268,410)**	(348,277)
Total stockholders' equity	**2,094,136**	1,650,632
Total liabilities and stockholders' equity	**$ 3,330,674**	$ 2,785,957

The accompanying notes are an integral part of these consolidated financial statements

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

(in thousands)	Common Stock Shares	Common Stock	Capital In Excess of Par	Treasury Stock	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, September 30, 2001	**160,484**	**$17,376**	**$ 966,550**	**$(295,449)**	**$ (4,891)**	**$ 690,128**	**$ (3,633)**	**$ 1,370,081**
Comprehensive income:								
Net income						166,495		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							(4,655)	
Minimum pension liability adjustment							(21,585)	
Comprehensive income								140,255
Reissuance of treasury stock for:								
Stock option plan	440			9,884		(6,062)		3,822
Stock purchase plan	243			5,330		(1,660)		3,670
Stock incentive plan	5			114		(114)		-
Cancellation of stock issued for acquisition	(1)			(25)		(15)		(40)
Treasury stock purchased	(4,376)			(102,125)				(102,125)
Recognition of unearned compensation					983			983
Revaluation of stock incentive plan awards			(2,982)		2,982			-
Tax benefit from exercise of options			1,982					1,982
Balance, September 30, 2002	**156,795**	**$17,376**	**$ 965,550**	**$(382,271)**	**$ (926)**	**$ 848,772**	**$(29,873)**	**$ 1,418,628**
Comprehensive income:								
Net income						188,177		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							21,456	
Minimum pension liability adjustment							(1,230)	
Comprehensive income								208,403
Reissuance of treasury stock for:								
Stock option plan	705			15,828		(5,732)		10,096
Stock purchase plan	659			14,862		(4,892)		9,970
Stock incentive plan	147		(3,812)	3,304		507		(1)
Recognition of unearned compensation					1,108			1,108
Revaluation of stock incentive plan awards			182		(182)			-
Tax benefit from exercise of options			2,428					2,428
Balance, September 30, 2003	**158,306**	**$17,376**	**$ 964,348**	**$(348,277)**	**$ -**	**$ 1,026,832**	**$ (9,647)**	**$ 1,650,632**
Comprehensive income:								
Net income						361,041		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							10,468	
Minimum pension liability adjustment							(1,729)	
Comprehensive income								369,780
Dividend declared						(12,935)		(12,935)
Reissuance of treasury stock for:								
Stock option plan	2,973			66,566		(17,304)		49,262
Stock purchase plan	495			11,157		(217)		10,940
Stock incentive plan	95		(3,103)	2,144		898		(61)
Stock incentive plan grant			7,273		(7,273)			-
Recognition of unearned compensation					3,772			3,772
Revaluation of stock incentive plan awards			3,460		(3,460)			-
Tax benefit from exercise of options			22,746					22,746
Balance, September 30, 2004	**161,869**	**$17,376**	**$ 994,724**	**$(268,410)**	**$ (6,961)**	**$ 1,358,315**	**$ (908)**	**$ 2,094,136**

The accompanying notes are an integral part of these consolidated financial statements

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended September 30,		
(in thousands)	**2004**	2003	2002
Cash flows from operating activities:			
Net income	**$ 361,041**	$ 188,177	$ 166,495
Adjustments to reconcile net income to cash provided from operating activities:			
Depreciation	**125,668**	120,213	104,915
Net loss on disposal of assets	**3,209**	167	169
Recognition of unearned compensation	**3,772**	1,108	983
Deferred income tax expense	**109,775**	29,508	53,234
Minority interest	**2,286**	5,080	4,916
Changes in:			
Receivables	**(78,042)**	(110,786)	136,301
Accounts payable, trade	**31,509**	56,415	(47,614)
Inventories	**(20,975)**	(4,446)	1,106
Current income tax	**(31,509)**	49,849	12,269
Other current assets and liabilities	**2,010**	18,416	(28,684)
Other, net	**19,863**	(33,737)	(54,388)
Net cash flows provided from operating activities	**528,607**	319,964	349,702
Cash flows from investing activities:			
Property additions	**(200,577)**	(167,183)	(179,007)
Proceeds from disposal of assets	**2,149**	5,184	6,003
Purchase of U.S. Treasury securities	**(229,930)**	-	-
Acquisitions of businesses, net of cash acquired	**(15,337)**	-	(474,600)
Net cash used for investing activities	**(443,695)**	(161,999)	(647,604)
Cash flows from financing activities:			
Proceeds from exercise of stock options and stock purchase plan	**61,413**	21,263	7,452
Purchase of treasury stock	**-**	-	(102,125)
Proceeds from issuance of convertible debt	**-**	-	400,142
(Repayment) proceeds of long-term debt	**-**	4,692	-
(Repayment) proceeds of short-term borrowings, net	**(2,134)**	2,110	(1,111)
Debt issuance costs	**(1,042)**	-	-
Net cash flows provided from financing activities	**58,237**	28,065	304,358
Effect of exchange rate changes on cash	**3,910**	6,909	(5,832)
Increase in cash and cash equivalents	**147,059**	192,939	624
Cash and cash equivalents at beginning of year	**277,666**	84,727	84,103
Cash and cash equivalents at end of year	**$ 424,725**	$ 277,666	$ 84,727

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

BJ Services Company (the "Company"), whose operations trace back to the Byron Jackson Company (which was founded in 1872), was organized in 1990 under the corporate laws of the state of Delaware. The Company is a leading provider of pressure pumping and other oilfield services serving the petroleum industry worldwide. The Company's pressure pumping services consist of cementing and stimulation services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore. Other oilfield services include completion tools, completion fluids and casing and tubular services provided to the oil and natural gas exploration and production industry, commissioning and inspection services provided to refineries, pipelines and offshore platforms, and production chemical services.

The Company consolidates all investments in which we own greater than 50%, or in which we control. All material intercompany balances and transactions are eliminated in consolidation. Investments in companies in which the Company's ownership interest ranges from 20% to 50% and the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Certain amounts for 2003 and 2002 have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Cash and cash equivalents: The Company considers all highly liquid investments purchased with original maturities of three months or less at the time of purchase to be cash equivalents.

Short-term investments: Highly liquid investments with maturities of one year or less at the time of purchase are classified as short-term investments. The Company accounts for these short-term investments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. These short-term investments are being held to maturity and are recorded at amortized cost. For purposes of the Consolidated Statement of Cash Flow, the Company does not consider short-term investments to be cash and cash equivalents because they generally have original maturities in excess of three months.

Allowance for doubtful accounts: The Company performs ongoing credit evaluations of our customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their available credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot give any assurances that we will continue to experience the same credit loss rates that we have in the past. The cyclical nature of our industry may affect our customers' operating performance and cash flows, which could impact our ability to collect on these obligations. In addition, many of our customers are located in certain international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect these receivables.

Inventories: Inventories, which consist principally of (i) products which are consumed in the Company's services provided to customers, (ii) spare parts for equipment used in providing these services and (iii) manufactured components and attachments for equipment used in providing services, are stated primarily at the lower of weighted-average cost or market. Cost primarily represents invoiced costs. The Company regularly reviews inventory quantities on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to the Company's forecasts could require additional provisions for excess or obsolete inventory.

Property: Property is stated at cost less amounts provided for permanent impairments and includes capitalized interest of $0.8 million, $0.6 million and $2.7 million for the years ended September 30, 2004, 2003 and 2002, respectively, on funds borrowed to finance the construction of capital additions. Depreciation is generally provided using the straight-line method over the estimated useful lives of individual items. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease terms. The estimated useful lives are 10 to 30 years for buildings and leasehold improvements and range from 3 to 12 years for machinery and equipment. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The determination of recoverability is made based upon estimated undiscounted future cash flows (fair value). An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The amount of the impairment, if any, is the amount by which the net book value of the assets exceed fair value. Fair value determination requires the Company to make long-term forecasts of its future revenue and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

Intangible assets: Goodwill represents the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* which requires goodwill to be reviewed for possible impairment on an annual basis, or if circumstances indicate that an impairment may exist. An impairment adjustment was not necessary to the Company's $885.9 million and $879.7 million net goodwill balance at September 30, 2004 and 2003, respectively. The changes in the carrying amount of goodwill by reporting unit for the year ended September 30, 2004, are as follows:

(in thousands)

	U.S./Mexico Pressure Pumping Services	International Pressure Pumping Services	Chemical Services	Process and Pipeline Services	Casing and Tubular Services	Completion Tools Services	Completion Fluids Services	Total
Balance 9/30/02	$ 274,309	$ 371,268	$ 10,726	$ 22,272	$ 8,905	$ 107,907	$ 77,572	$ 872,959
Acquisitions	(251)	56	-	-	-	4,328	2,618	6,751
Balance 9/30/03	$ 274,058	$ 371,324	$ 10,726	$ 22,272	$ 8,905	$ 112,235	$ 80,190	$ 879,710
Acquisitions	-	-	-	-	6,195	-	-	6,195
Balance 9/30/04	**$ 274,058**	**$ 371,324**	**$ 10,726**	**$ 22,272**	**$ 15,100**	**$ 112,235**	**$ 80,190**	**$ 885,905**

Patents are being amortized on a straight-line basis over their estimated useful lives, not to exceed 17 years. Intangible assets (other than goodwill), net of accumulated amortization were $4.3 million and $3.5 million at September 30, 2004 and 2003, respectively. The Company utilizes undiscounted estimated cash flows to evaluate any possible impairment of intangible assets. If such cash flows are less than the net carrying value of the intangible assets the Company records an impairment loss equal to the difference in discounted estimated cash flows and the net carrying value. The discount rate utilized is based on market factors at the time the loss is determined.

Income Taxes: The Company provides for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. This calculation requires the Company to make certain estimates about our future operations. Changes in state, federal and foreign tax laws as well as changes in our financial condition could affect these estimates.

Valuation Allowance for Deferred Tax Assets: The Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future.

Self Insurance Accruals: The Company is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits for claims filed and claims incurred but not reported. The Company's liability is estimated on an actuarial undiscounted basis using individual case-based valuations and statistical analysis and is based upon judgment and historical experience; however, the final cost of many of these claims may not be known for five years or longer. Management reviews the reserve on a quarterly basis. Changes in claims experience, health care costs, etc. could affect these estimates.

Contingencies: Contingencies are accounted for in accordance with SFAS No. 5, *Accounting for Contingencies.* This standard requires that we record an estimated loss from a loss contingency when information available prior to the issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal, and income tax matters requires the Company to use its judgment. While the Company believes that its accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over-or understated. For significant litigation, the Company accrues for its legal costs.

Environmental remediation and compliance: Environmental remediation costs are accrued based on estimates of known environmental exposures using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. For sites where the Company is primarily responsible for the remediation, the Company's estimates of costs are developed based on internal evaluations and are not discounted. Such accruals are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. The accrual is recorded even if significant uncertainties exist over the ultimate cost of the remediation and is updated as additional information becomes available. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where the Company has been identified as a potentially responsible party in a U.S. federal or state Superfund site, the Company accrues its share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by the Company to the total volume of waste at the site.

Revenue Recognition: The Company's revenue is composed of product sales, rental, service and other revenue. Products, rentals, and services are generally sold based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. The Company recognizes revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, and collectibility is reasonably assured. Rental, service and other revenue is recognized when the services are provided and collectibility is reasonably assured.

Research and development expenditures: Research and development expenditures are charged to income as incurred.

Maintenance and repairs: Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and improvements are capitalized if they extend the life, increase the capacity, or improve the efficiency of the asset.

Foreign currency translation: The Company's functional currency is primarily the U.S. dollar. Gains and losses resulting from financial statement translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity. The Company's operations in Canada and Hungary use their respective local currencies as the functional currency.

Derivative instruments: The Company sometimes enters into forward foreign exchange contracts to hedge the impact of currency fluctuations on certain transactions and assets and liabilities denominated in foreign currencies. We do not enter into derivative instruments for speculative or trading purposes. SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities*, as amended, requires that the Company recognize all derivatives on the balance sheet at fair value. The Company designates and documents the derivative instrument as a hedge at its inception. The derivative is assessed to determine if the hedge is highly effective at inception and on an ongoing basis. Any ineffective portion of a derivative's change in fair value is recognized into earnings.

Employee stock-based compensation: Under SFAS No. 123 *Accounting for Stock-Based Compensation,* the Company is permitted to either record expenses for stock options and other stock-based employee compensation plans based on their fair value at the date of grant or to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25") and recognize compensation expense, if any, based on the intrinsic value of the equity instruments at the measurement dates. The Company elected to continue following APB 25; therefore, no compensation expense has been recognized because the exercise prices of employee stock options equal the market prices of the underlying stock on the dates of grant.

The following pro forma table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to the Stock Option Plan and the Stock Purchase Plan:

(in thousands, except per share amounts)	**2004**	2003	2002
Net income, as reported	**$ 361,041**	$ 188,177	$ 166,495
Add: total stock-based employee compensation expense included in reported net income, net of tax	**3,772**	1,108	983
Less: total stock-based employee compensation expense determined under SFAS 123 for all awards, net of tax	**(17,714)**	(16,475)	(17,951)
Net income, pro forma	**$ 347,099**	$ 172,810	$ 149,527
Earnings per share:			
Basic, as reported	**$ 2.25**	$ 1.19	$ 1.06
Basic, pro forma	**$ 2.17**	$ 1.09	$ 0.95
Diluted, as reported	**$ 2.21**	$ 1.17	$ 1.04
Diluted, pro forma	**$ 2.12**	$ 1.07	$ 0.93

The pro forma compensation expense determined under SFAS 123 was calculated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Stock Option Plan			
Expected life (years)	**5.0**	4.9	5.0
Interest rate	**3.7%**	3.2%	3.8%
Volatility	**36.8%**	44.4%	46.2%
Dividend yield	**0**	0	0
Weighted-average fair value per share at grant date	**$ 12.13**	$ 14.08	$ 9.98
Stock Purchase Plan			
Expected life (years)	**1.0**	1.0	1.0
Interest rate	**2.15%**	1.04%	1.58%
Volatility	**15.81%**	19.2%	40.0%
Dividend yield	**0**	0	0
Weighted-average fair value per share at grant date	**$ 6.94**	$ 4.82	$ 4.41

The Company calculated its volatility using historical daily, weekly and monthly price intervals to generate a reasonable range of expected future volatility, and used a factor at the low end of the range in accordance with SFAS 123.

New accounting pronouncements: In December 2004, the FASB issued SFAS No. 123-Revised 2004("SFAS 123(R)"), *Share-Based Payment.* This is a revision of SFAS No.123, *Accounting for Stock-Based Compensation*, and supersedes APB No. 25, *Accounting for Stock Issued to Employees.* As noted in our employee stock-based compensation accounting policy described above, the Company does not record compensation expense for stock-based compensation. Under SFAS 123(R), the Company will be required to measure the cost of employee services received in exchange for stock based on the grant-date fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123(R), will be recognized as an addition to paid-in capital. This is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 123(R) on its financial statements, including different option-pricing models. The pro forma table in Note 2 of the Notes to the Consolidated Financial Statements illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123.

In December 2003, the FASB issued SFAS No. 132-Revised 2003, *Employers' Disclosures about Pensions and Other Postretirement Benefits*. This standard increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies will be required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures (see Note 9). Since SFAS 132R only revises disclosure requirements, it will not have an impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46(R) which revised certain provisions in the original interpretation and permitted multiple effective dates based upon the nature and formation date of the variable interest entity. Adoption of the provisions of FIN 46 did not have a material impact on the Company's financial position or results of operations (see Note 10).

3. Acquisitions of Businesses

OSCA: On May 31, 2002, the Company completed the acquisition of OSCA, Inc. ("OSCA") for a total purchase price of $470.6 million (including transaction costs). This acquisition was accounted for using the purchase method of accounting. Accordingly, the results of OSCA's operations are included in the consolidated statement of operations beginning June 1, 2002. The assets and liabilities of OSCA have been recorded in the Company's consolidated statement of financial position at estimated fair market value as of May 31, 2002 with the remaining purchase price reflected as goodwill.

BJ's acquisition strategy is to focus on product and service lines that are complementary to pressure pumping and that add product and service offering strength to the Company. One of the Company's objectives is to increase our presence in the global completion services business. OSCA's technically advanced offering of completion tools, combined with BJ's extensive geographic market presence, provided an attractive opportunity for expansion in this product line. OSCA also brings to the Company a premium completion fluids business that will broaden the Company's completion services offering around the world. The combination of the Company's pressure pumping capabilities and OSCA's completion tool and fluids technologies significantly strengthens our ability to meet the increasing customer preference to purchase a greater range of completion products and services from a single company.

The following table reflects (in thousands, except per share amounts) the Company's results of operations on a pro forma basis as if the acquisition had been completed at the beginning of the periods presented utilizing OSCA's historical results. This unaudited pro forma information excludes the effects of cost elimination and reduction initiatives directly related to the acquisition.

	Year Ended September 30,
	2002
Revenue	$ 1,965,666
Net income	$ 147,600[1]
Earnings per share:	
Basic	$ .94
Diluted	$ .92

[1] *Includes a $13.5 million (before tax) charge recorded in OSCA's March 31, 2002 pre-acquisition financial statements for the Newfield litigation (see Note 10).*

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

The Company has completed its review and determination of the fair values of the assets acquired. The allocation of the purchase price and estimated goodwill are summarized as follows:

(in thousands)		
Consideration paid:		
Cash to OSCA stockholders	$	416,252
Settlement of options		8,197
Debt assumed		35,000
Transaction costs		11,124
Total consideration	$	470,573
Allocation of consideration paid:		
Cash and cash equivalents	$	5,073
Accounts receivable		24,588
Inventory		26,083
Prepaid expenses		879
Current deferred income taxes		4,031
Property, plant and equipment		50,564
Other assets		8,785
Short-term debt		(440)
Accounts payable		(25,616)
Other accrued liabilities		(23,305)
Accrued income and other taxes		1,272
Goodwill	$	398,659

Other: On November 26, 2003, the Company completed the acquisition of Cajun Tubular Services, Inc. ("Cajun") for a total purchase price of $8.3 million (net of cash). Cajun, located in Lafayette, Louisiana, provides tubular running, testing and torque monitoring services to the Gulf of Mexico market. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

On December 2, 2003, the Company acquired the assets and business of Petro-Drive, a division of Grant Prideco, Inc., for a total purchase price of $7 million. Petro-Drive, located in Lafayette, Louisiana, is a leading provider of hydraulic and diesel hammer services to the Gulf of Mexico market and select markets internationally. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

The Cajun and Petro-Drive acquisitions resulted in total goodwill of $6.2 million to date. The Company is in the process of completing its review and determination of the fair values of the assets acquired in Cajun and Petro-Drive. Accordingly, allocation of the purchase price is subject to revision based on final determination of the asset values. The pro forma financial information for these acquisitions is not included as they were not material to the Company.

4. Earnings Per Share

Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares outstanding during each period and the assumed exercise of dilutive instruments (stock option plans, the stock purchase plan and the stock incentive plan) less the number of treasury shares assumed to be purchased with the exercise proceeds using the average market price of the Company's common stock for each of the periods presented. No dilutive effect has been included for the convertible senior notes issued April 24, 2002 (see Note 5) because the Company currently has the ability and intent to settle the potential conversion in cash.

The following table presents information necessary to calculate earnings per share for the three years ended September 30, 2004:

(in thousands, except per share amounts)	**2004**	2003	2002
Net Income	**$ 361,041**	$ 188,177	$ 166,495
Weighted-average common shares outstanding	**160,179**	157,943	156,981
Basic earnings per share	**$ 2.25**	$ 1.19	$ 1.06
Weighted-average common and dilutive potential common shares outstanding:			
Weighted-average common shares outstanding	**160,179**	157,943	156,981
Assumed exercise of stock options[1]	**3,235**	3,314	3,755
Weighted-average dilutive shares outstanding	**163,414**	161,257	160,736
Diluted earnings per share	**$ 2.21**	$ 1.17	$ 1.04

[1] *For the years ended September 30, 2004, 2003 and 2002, zero, 67 and 69 stock options, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.*

5. Debt and Bank Credit Facilities

Long-term debt at September 30, 2004 and 2003 consisted of the following:

(in thousands)	**2004**	2003
Convertible Senior Notes due 2022, net of discount	**$ 419,585**	$ 414,866
7% Series B Notes due February 1, 2006, net of discount	**78,936**	78,888
	498,521	493,754
Less current maturities of long-term debt	**419,585**	-
Long-term debt	**$ 78,936**	$ 493,754

In June 2004, the Company replaced its then existing credit facility with a revolving credit facility (the "Revolving Credit Facility") that permits borrowings up to $400 million in principal amount. The Revolving Credit Facility includes a $50 million sublimit for the issuance of standby letters of credit and a $20 million sublimit for swingline loans. Swingline loans have short-term maturities and the remaining amounts outstanding under the Revolving Credit Facility become due and payable in June 2009. Interest on outstanding borrowings is charged based on prevailing market rates. The Company is charged various fees in connection with the Revolving Credit Facility, including a commitment fee based on the average daily unused portion of the commitment, totalling $0.5 million in fiscal 2004. In addition, the Revolving Credit Facility charges a utilization fee on all outstanding loans and letters of credit when usage of the Revolving Credit Facility exceeds 33%, though there were no such charges in fiscal 2004. There were no outstanding borrowings under the Revolving Credit Facility at September 30, 2004.

On April 24, 2002 the Company sold convertible senior notes with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). The notes are unsecured senior obligations that rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The Company used the aggregate net proceeds of $400.1 million to fund a substantial portion of the purchase price of its acquisition of OSCA, which closed on May 31, 2002, and for general corporate purposes. There were $419.6 million and $414.9 million outstanding under the convertible senior notes at September 30, 2004 and September 30, 2003, respectively.

The notes will mature in 2022 and cannot be called by the Company for three years after issuance. If the Company exercises its right to call the notes, the redemption price must be paid in cash. Holders of the notes can require the Company to repurchase the notes in April 2005 and again on the fifth, tenth and fifteenth anniversaries of the issuance. The Company has the option to pay the repurchase price in cash or stock. The issue price of the notes was $790.76 for each $1,000 in face value, which represents an annual yield to maturity of 1.625%. Of this 1.625% yield to maturity, 0.50% per year on the issue price will be paid semi-annually in cash for the life of the security.

The notes are convertible into BJ Services common stock at an initial rate of 14.9616 shares for each $1,000 face amount note. This rate results in an initial conversion price of $52.85 per share (based on the purchaser's original issue discount) and represents a premium of 45% over the April 18, 2002 closing sale price of the Company's common stock on the New York Stock Exchange of $36.45 per share. The Company has the option and currently has the ability and the intent to settle notes that are surrendered for conversion using cash. Generally, except upon the occurrence of specified events, including a credit rating downgrade to below investment grade, holders of the notes are not entitled to exercise their conversion rights until the Company's stock price is greater than a specified percentage (beginning at 120% and declining to 110% at the maturity of the notes) of the accreted conversion price per share. At September 30, 2004, the accreted conversion price per share would have been $54.17.

At September 30, 2004 and September 30, 2003, the Company had issued and outstanding $78.9 million of unsecured 7% Series B Notes due February 1, 2006, net of discount.

In addition to the Revolving Credit Facility, the Company had $94.2 million of unsecured, discretionary lines of credit at September 30, 2004, which expire at the bank's discretion. There are no requirements for commitment fees or compensating balances in connection with these lines of credit and interest is at prevailing market rates. There was $3.8 million and $5.9 million in outstanding borrowings under these lines of credit at September 30, 2004 and 2003, respectively. The weighted average interest rates on short-term borrowings outstanding as of September 30, 2004 and 2003 were 5.75% and 5.00%, respectively.

The Revolving Credit Facility includes various customary covenants and other provisions, including the maintenance of certain profitability and solvency ratios, none of which materially restrict the Company's activities.

On December 29, 2004, the Company gave notice of default to the lenders under its Revolving Credit Facility for its failure to comply with its covenants to timely provide to the lenders its annual, audited financial statements and certain other reports. Similar default notices were given to the entities to whom obligations are owed under the equipment financing partnerships referenced in Note 10 on January 13, 2005. However, under all of these debt instruments, the earliest date on which an Event of Default permitting acceleration of indebtedness or termination of the credit facilities by the lenders could occur as a result of the delay in furnishing such financial statements and reports is January 29, 2005. Since the Company expects to furnish such financial statements and other reports before that date, the defaults will be cured such that no Event of Default will occur under such debt instruments as a result of this delay.

As of January 26, 2005, the Company is in compliance with all of the financial covenants, and has no borrowings under, under its Revolving Credit Facility and has cash and cash equivalents and short-term investments in excess of its other indebtedness.

6. Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable.

*Cash and Cash Equivalents, Short-term Investments, Trade Receivables, Trade Payables, Short-Term Borrowings and Foreign Exchange Contracts:*The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term Debt: Fair value is based on the rates currently available to the Company for debt with similar terms and average maturities.

Foreign Exchange Contracts: Periodically, the Company borrows funds which are denominated in foreign currencies, which exposes the Company to market risk associated with exchange rate movements. There were no such borrowings denominated in foreign currencies at September 30, 2004. When necessary, the Company enters into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations. There were four forward foreign exchange contracts as of September 30, 2003, each in the amount of $2.3 million, all of which had settled by August 31, 2004. These contracts were being accounted for as cash flow hedges of future foreign currency denominated obligations. The effect of these cash flow hedges as of September 30, 2003 on Accumulated Other Comprehensive Income was not material. All items described are non-trading.

The fair value of financial instruments that differed from their carrying value at September 30, 2004 and 2003 was as follows:

(in thousands)	**2004**		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
7% Series B Notes	**$ 78,936**	**$ 83,100**	$ 78,888	$ 86,537
Convertible Senior Notes due 2022	**419,585**	**447,004**	414,866	421,961
Forward Foreign Exchange Contracts	**-**	**-**	42	42

7. Income Taxes

The geographical sources of income before income taxes for the three years ended September 30, 2004 were as follows:

(in thousands)	**2004**	2003	2002
United States	**$ 342,983**	$ 123,337	$ 142,070
Foreign	**177,754**	152,335	110,624
Income before income taxes	**$ 520,737**	$ 275,672	$ 252,694

The provision for income taxes for the three years ended September 30, 2004 is summarized below:

(in thousands)	**2004**	2003	2002
Current:			
United States	**$ 29,387**	$ 3,154	$ 5,011
Foreign	**20,534**	54,833	27,954
Total current	**49,921**	57,987	32,965
Deferred:			
United States	**81,368**	36,141	51,491
Foreign	**28,407**	(6,633)	1,743
Total deferred	**109,775**	29,508	53,234
Income tax expense	**$ 159,696**	$ 87,495	$ 86,199

The consolidated effective income tax rates (as a percent of income (loss) before income taxes) for the three years ended September 30, 2004 varied from the United States statutory income tax rate for the reasons set forth below:

	2004	2003	2002
Statutory rate	**35.0%**	35.0%	35.0%
Foreign earnings at varying rates	**(3.2)**	(3.5)	(4.1)
State income taxes, net of federal benefit	**.3**	.3	1.3
Foreign income recognized domestically	**.1**	(.4)	1.3
Foreign and other tax credits	**(2.1)**	-	-
Nondeductible expenses	**.1**	.3	.6
Other, net	**.5**	-	-
	30.7%	31.7%	34.1%

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of assets or liabilities and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rules currently in effect in each of the taxing jurisdictions in which the Company has operations. Generally, deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability for financial reporting. The estimated deferred tax effect of temporary differences and carryforwards as of September 30, 2004 and 2003 were as follows:

(in thousands)	**2004**	2003
Assets:		
Accrued compensation expense	**$ 25,356**	$ 35,374
Deferred gain[1]	**10,781**	18,970
Accrued insurance expense	**5,039**	5,093
Other accrued expenses	**18,613**	14,813
Alternative minimum tax credit carryforward	**-**	14,498
Foreign tax credit carryforwards	**18,243**	-
Other tax credit carryforwards	**5,393**	-
Net operating and capital loss carryforwards	**15,790**	10,144
Valuation allowance	**(23,986)**	(10,144)
Total deferred tax asset	**$ 75,229**	$ 88,748
Liabilities:		
Differences in depreciable basis of property	**$ (85,854)**	$ (26,032)
Income accrued for financial reporting purposes, not yet reported for tax	**(3,155)**	(2,596)
Total deferred tax liability	**(89,009)**	(28,628)
Net deferred tax asset (liability)	**$ (13,780)**	$ 60,120

[1] Deferred gain on the contribution of pumping service equipment to the partnerships referred to in Note 10.

At September 30, 2004, the Company had approximately $37.1 million of foreign tax net operating loss carryforwards and $16.2 million of foreign capital loss carryforwards. The Company also had $1.3 million of foreign tax credit carryforwards. The potential impact of the foreign net operating loss carryforwards subject to expiration has been reflected in the asset valuation allowance balance as of September 30, 2004. The foreign net operating loss carryforwards expire as follows: $4.8 million in fiscal 2005, $2.2 million in fiscal 2006, $2.2 million in fiscal 2008, $1.2 million in fiscal 2009, and the remaining $26.7 million does not expire. The foreign capital losses and foreign tax credits do not expire. The Company's valuation allowance, as it relates to foreign net operating losses, was recorded as a part of the respective allocations of purchase price for various business acquisitions. Reversal of this valuation allowance will not effect the Company's effective tax rate but instead would be recorded as a reduction of the goodwill attributable to the respective acquisition.

The Company also had $18.2 million and $4.4 million of U.S. foreign tax credit and other tax credit carryforwards. The Company records a valuation allowance against these assets until their usage becomes probable. The U.S. foreign tax credit carryforward expires in fiscal 2012. The other U.S. tax credits expire as follows: $0.9 million in fiscal 2020, $2.4 million in fiscal 2021, and $1.1 million in fiscal 2022.

No deferred U.S. income tax liability has been recognized on undistributed earnings of foreign subsidiaries as they have been deemed permanently invested outside the U.S. If these earnings were to be remitted to the Company, any U.S. income taxes payable would be substantially reduced by foreign tax credits generated by repatriation of the earnings.

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act contains new provisions that may impact the Company's U.S. income tax liability in future years. The Company is currently analyzing those provisions and will reflect any tax effect in the period in which the effect becomes probable.

8. Segment Information

The Company currently has thirteen operating segments for which separate financial information is available and that have separate management teams that are engaged in oilfield services. The results for these operating segments are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The operating segments have been aggregated into three reportable segments: U.S./ Mexico Pressure Pumping, International Pressure Pumping and Other Oilfield Services.

The U.S./Mexico Pressure Pumping has two operating segments and includes cementing services and stimulation services (consisting of fracturing, acidizing, sand control, nitrogen, coiled tubing and service tool services) provided throughout the United States and Mexico. These two operating segments have been aggregated into one reportable segment because they offer the same type of services, have similar economic characteristics, have similar production processes and use the same methods to provide their services.

The International Pressure Pumping segment has six operating segments. Similar to U.S./Mexico Pressure Pumping, it includes cementing and stimulation services (consisting of fracturing, acidizing, sand control, nitrogen, coiled tubing and service tool services). These services are provided to customers in more than 49 countries in the major international oil and natural gas producing areas of Canada, Latin America, Europe, Africa, Southeast Asia, the Middle East, Russia and China. The operating segments have been aggregated into one reportable segment because they have similar economic characteristics, offer the same type of services, have similar production processes and use the same methods to provide their services. They also serve the same or similar customers, which include major multi-national, independent and national or state-owned oil companies.

The Other Oilfield Services segment has five operating segments. These operating segments provide other oilfield services such as production chemicals, casing and tubular services and process and pipeline services and, with the acquisition of OSCA on May 31, 2002, completion tools and completion fluids services in the U.S. and in select markets internationally. The operating segments have been aggregated into one reportable segment as they all provide other oilfield services, serve same or similar customers and some of the operating segments share resources.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its segments based on operating income. Intersegment sales and transfers are not material.

Summarized financial information concerning the Company's segments for each of the three years ended September 30, 2004 is shown in the following tables (in thousands). The "Corporate" column includes corporate expenses not allocated to the operating segments. For the years ended September 30, 2004, 2003 and 2002, the Company provided services to several thousand customers, none of which accounted for more than 5% of consolidated revenue.

Business Segments

	U.S./Mexico Pressure Pumping	International Pressure Pumping	Other Oilfield Services	Corporate	Total
2004					
Revenue	**$ 1,269,786**	**$ 891,427**	**$ 438,788**	**$ 985**	**$ 2,600,986**
Operating income (loss)	**337,030**	**91,409**	**54,030**	**(44,084)**	**438,385**
Total assets	**901,272**	**1,056,728**	**549,051**	**823,623**	**3,330,674**
Capital expenditures	**92,080**	**62,688**	**31,704**	**14,105**	**200,577**
Depreciation	**45,699**	**56,414**	**19,492**	**4,063**	**125,668**
2003					
Revenue	$ 982,630	$ 801,746	$ 358,479	$ 22	$ 2,142,877
Operating income (loss)	190,301	90,662	49,950	(37,672)	293,241
Total assets	832,736	1,044,811	482,193	426,217	2,785,957
Capital expenditures	72,827	60,380	19,557	14,419	167,183
Depreciation	44,491	55,110	16,132	4,480	120,213
2002					
Revenue[1]	$ 898,691	$ 712,612	$ 253,665	$ 828	$ 1,865,796
Operating income (loss)	189,136	72,068	30,220	(28,534)	262,890
Total assets	764,029	989,174	463,610	225,557	2,442,370
Capital expenditures	75,141	77,702	16,713	9,451	179,007
Depreciation	36,046	51,485	13,572	3,812	104,915

[1] As a result of the acquisition of OSCA, beginning in June 2002, certain products and services, which the Company considers to be completion tools, and completion fluids are included in the other oilfield services segment.

Geographic Information

	Revenue	Long-Lived Assets
2004		
United States	**$ 1,357,139**	**$ 1,385,343**
Canada	**331,521**	**114,642**
Other countries	**912,326**	**342,505**
Consolidated total	**$ 2,600,986**	**$ 1,842,490**
2003		
United States	$ 1,068,465	$ 1,322,962
Canada	253,851	111,618
Other countries	820,561	342,792
Consolidated total	$ 2,142,877	$ 1,777,372
2002		
United States	$ 968,520	$ 1,295,639
Canada	200,020	99,364
Other countries	697,256	327,633
Consolidated total	$ 1,865,796	$ 1,722,636

Revenue by Product Line

	2004	2003	2002
Cementing	**$ 745,929**	$ 594,743	$ 541,975
Stimulation	**1,361,273**	1,139,607	1,017,088
Other	**493,784**	408,527	306,733
Total revenue	**$ 2,600,986**	$ 2,142,877	$ 1,865,796

A reconciliation from the segment information to consolidated income before income taxes for each of the three years ended September 30, 2004 is set forth below:

(in thousands)	2004	2003	2002
Total operating profit fo reportable segments	**$ 438,385**	$ 293,241	$ 262,890
Interest expense	**(16,389)**	(15,948)	(8,979)
Interest income	**6,073**	2,141	2,008
Other (expense) income, net	**92,668**	(3,762)	(3,225)
Income before income taxes	**$ 520,737**	$ 275,672	$ 252,694

9. Employee Benefit Plans

The Company administers defined contribution plans for employees in the U.S., the U.K and Canada whereby eligible employees elect to contribute from 2% to 20% of their base salaries to an employee benefit trust. Employee contributions are matched by the Company at the rate of $.50 per $1.00 up to 6% of the employee's base salary in the U.S., and an equal matching up to 5.5% of the employees base salary in the U.K. In addition, the Company contributes between 2% and 6% of each employee's base salary depending on their age or years of service in the U.S., the U.K. and Canada. Company matching contributions vest immediately while Company base contributions become fully vested after five years of employment. The Company's employees formerly employed by OSCA (see Note 3) are covered under a savings plan which was merged into the Company's U.S. plan effective August 1, 2002. The Company's contributions to these defined contribution plans amounted to $14.3 million, $13.2 million, and $12.1 million, in 2004, 2003, and 2002, respectively.

Effective October 1, 2000, the Company established a non-qualified supplemental executive retirement plan. The unfunded defined benefit plan will provide Company executives with supplemental retirement benefits based on the highest consecutive three years compensation out of the final ten years and become vested at age 55. The expense associated with this plan was $3.4 million, $3.4 million, and $4.0 million for the years ended September 30, 2004, 2003, and 2002, respectively. The related accrued benefit obligation was $13.0 million and $10.0 million as of September 30, 2004 and 2003, respectively.

Effective December 7, 2000, the Company established a non-qualified directors' benefit plan. The unfunded defined benefit plan will provide the Company's non-employee directors with benefits upon termination of their service based on the number of years of service and the last annual retainer fee. The expense associated with this plan was $0.1 million, $0.3 million and $0.1 million for the years ended September 30, 2004, 2003, and 2002, respectively. The related accrued benefit obligation was $1.8 million and $1.7 million as of September 30, 2004 and 2003, respectively.

Defined Benefit Pension Plans

The Company has defined benefit pension plans covering employees in the U.S., the U.K, Norway and Canada. The defined benefit pension plan in the U.S. was frozen effective December 31, 1995, at which time all earned benefits were vested. During fiscal 2004, the plans were frozen to new entrants in the U.K. and Canada. In addition, many employees in Canada converted from the defined benefit plan to the defined contribution plan (see "settlement benefits on conversion" in the defined benefit plan tables below). The Company uses a September 30 measurement date for these plans.

Obligations and Funded Status

At September 30 (in thousands)	U.S. 2004	U.S. 2003	Non-U.S. 2004	Non-U.S. 2003
Change in benefit obligation				
Benefit obligation, beginning of year	**$ 66,834**	$ 61,762	**$ 98,306**	$ 79,437
Service cost	**-**	-	**4,408**	4,242
Interest cost	**3,802**	3,902	**6,230**	4,836
Actuarial loss	**1,115**	4,445	**9,418**	3,391
Benefits paid from plan assets	**(3,300)**	(3,275)	**(2,022)**	(2,549)
Contributions by plan participants	**-**	-	**1,825**	1,639
Settlement of benefits on conversion	**-**	-	**(1,719)**	-
Foreign currency exchange rate change	**-**	-	**8,210**	7,310
Defined benefit plan obligation, end of year	**$ 68,451**	$ 66,834	**$ 124,656**	$ 98,306
Change in plan assets				
Fair value of plan assets, beginning of year	**$ 48,197**	$ 43,984	**$ 67,654**	$ 50,148
Actual return on plan assets	**6,002**	7,488	**7,735**	5,209
Contributions by employer	**13,866**	-	**5,523**	6,934
Contributions by plan participants	**-**	-	**1,825**	1,639
Benefits paid from plan assets	**(3,300)**	(3,275)	**(2,022)**	(2,549)
Settlement of benefits on conversion	**-**	-	**(1,787)**	-
Net refund from of plan	**-**	-	**-**	1,042
Foreign currency exchange rate change	**-**	-	**5,668**	5,231
Fair value of plan assets, end of year	**$ 64,765**	$ 48,197	**$ 84,596**	$ 67,654
Funded status	**$ (3,686)**	$ (18,637)	**$ (40,060)**	$ (30,652)
Unrecognized net actuarial loss	**21,816**	23,322	**40,690**	32,364
Unrecognized prior service cost	**-**	-	**(50)**	60
Prepaid (accrued) net amount recognized	**$ 18,130**	$ 4,685	**$ 580**	$ 1,772

Amounts recognized in the consolidated statement of financial position consist of:

At September 30 (in thousands)	U.S. 2004	U.S. 2003	Non-U.S. 2004	Non-U.S. 2003
Prepaid benefit cost	**$ -**	$ -	**$ 3,317**	$ 2,917
Accrued benefit cost	**(3,686)**	(18,637)	**(32,965)**	(24,438)
Intangible assets	**-**	-	**51**	71
Accumulated other comprehensive income	**21,816**	23,322	**30,177**	23,222
Net amount recognized	**$ 18,130**	$ 4,685	**$ 580**	$ 1,772

Accumulated Benefit Obligations (ABO) in Excess of Plan Assets

The ABO is the actuarial present value of the pension benefits at the employees' current compensation levels. This differs from the projected benefit obligation, in that the ABO does not include any assumptions about future compensation levels. The ABO for all the plans was $181.8 million and $156.6 million at September 30, 2004 and 2003, respectively.

	U.S.		Non-U.S.	
At September 30 (in thousands)	**2004**	2003	**2004**	2003
Projected benefit obligation	**$ 68,451**	$ 66,834	**$ 124,656**	$ 98,306
Accumulated benefit obligation	**68,451**	66,834	**113,372**	89,814
Plan assets at fair value	**64,766**	48,197	**84,596**	67,654

Components of Net Periodic Benefit Cost

	U.S.			Non-U.S.		
Years ended September 30 (in thousands)	**2004**	2003	2002	**2004**	2003	2002
Service cost for benefits earned	**$ -**	$ -	$ -	**$ 4,408**	$ 4,242	$ 2,874
Interest on projected benefit obligation	**3,802**	3,902	3,886	**6,230**	4,836	3,558
Expected return on plan assets	**(4,010)**	(3,802)	(4,458)	**(5,599)**	(4,281)	(4,129)
Recognized actuarial loss	**-**	-	-	**1,846**	1,494	17
Net amortization	**628**	623	1,016	**17**	19	(72)
Net pension cost	**$ 420**	$ 723	$ 444	**$ 6,902**	$ 6,310	$ 2,248

Additional Information

	U.S.		Non-U.S.	
At September 30 (in thousands)	**2004**	2003	**2004**	2003
Increase (decrease) in minimum liability included in other comprehensive income	**$ (1,506)**	$ 136	**$ 3,869**	$ 1,624

Assumptions

Assumptions used to determine benefit obligations at September 30, were as follows:

	U.S.			Non-U.S.		
	2004	2003	2002	**2004**	2003	2002
Weighted-average discount rate	**5.8%**	5.9%	6.5%	**5.8-6.3%**	5.6-6.6%	5.5-6.9%
Weighted-average expected long-term rate of return on assets	**8.5%**	8.5%	9.0%	**6.3-8.2%**	6.6-8.0%	7.0-8.0%

Assumptions used to determine net periodic benefit cost for the years ended September 30, were as follows:

	U.S.			Non-U.S.		
	2004	2003	2002	**2004**	2003	2002
Weighted-average discount rate	**5.8%**	5.9%	6.5%	**5.8-6.3%**	5.6-6.6%	5.5-6.9%
Weighted-average expected long-term rate of return on assets	**8.5%**	8.5%	9.0%	**6.3-8.2%**	6.6-8.0%	7.0-8.0%
Weighted-average rate of increase in future compensation	**N/A**	N/A	N/A	**3.8-4.5%**	3.0-4.5%	3.5-4.5%

The expected long-term rate of return assumptions represent the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the portfolio considering the asset distribution target and related historical rates of return. The redemption yield on government fixed interest bonds as well as corporate bonds were used as proxies for the return on debt securities, weighted by the relative proportion of each within the actual portfolio. The return on equities was based on the historical long-term performance of the equity classes. This rate is reassessed at least on an annual basis.

Plan Assets

The Company objective is to diversify the portfolio among several asset classes to reduce volatility while maintaining an asset mix that provides the highest rate of return with an acceptable risk. This is primarily through a mix of equity securities (between 60 - 75%) and fixed income funds (between 25 - 40%) to generate asset returns comparable with the general market.

The Company has an investment committee that meets at least annually to review the portfolio returns and to determine asset-mix targets based on asset/liability studies. A nationally recognized third-party investment consultant assisted the Company in developing an asset allocation strategy to determine the Company's expected rate of return and expected risk for various investment portfolios. The investment committee considered these studies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for each asset class.

	U.S.			Non-U.S.		
At September 30	**Target**	**2004**	2003	**Target**	**2004**	2003
Equity securities	**60%**	**60%**	63%	**60-75%**	**70%**	65%
Debt securities	**40%**	**35%**	37%	**25-35%**	**29%**	30%
Other	**0%**	**5%**	0%	**0-5%**	**1%**	5%

Contributions and Estimated Benefit Payments

The pension plans are generally funded with the amounts necessary to meet the legal or contractual minimum funding requirements which totaled $10.4 million in fiscal 2004. The Company infrequently makes discretionary contributions, and a $9.0 million discretionary contribution was made to the U.S. plan in fiscal 2004. The Company expects to contribute $7.9 million to the defined benefit plans in fiscal 2005, which represents the legal or contractual minimum funding requirements.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ended September 30, (in thousands)	
2005	$ 5,552
2006	5,694
2007	5,985
2008	6,357
2009	6,874
Years 2010-2014	41,914

Postretirement Benefit Plans

The Company sponsors plans that provide certain health care and life insurance benefits for retired employees (primarily U.S.) who meet specified age and service requirements, and their eligible dependents. These plans are unfunded and the Company retains the right, subject to existing agreements, to modify or eliminate them.

The Company's postretirement medical benefit plan provides credits based on years of service that can be used to purchase coverage under the retiree plan. This plan effectively caps the Company's health care inflation rate at a 4% increase per year. In 2002, the Company provided additional employer contributions, above the 4% cap, for covered retirees in order to reduce the level of required retiree contributions. These additional contributions were a deviation from the substantive plan for 2002 only and resulted in an additional $.2 million in net periodic post retirement benefits and cost for the fiscal year ended September 30, 2002.

Obligations and Funded Status

At September 30 (in thousands)	**2004**	2003
Change in benefit obligation		
Benefit obligation, beginning of year	**$ 40,831**	$ 33,969
Service cost	**2,915**	2,531
Interest cost	**2,389**	2,208
Actuarial loss	**243**	2,744
Benefits paid from plan assets	**(577)**	(621)
Contributions by plan participants	**-**	-
Settlement of benefits on conversion	**-**	-
Foreign currency exchange rate change	**-**	-
Defined benefit plan obligation, end of year	**$ 45,801**	$ 40,831
Change in plan assets		
Fair value of plan assets, beginning of year	**$ -**	$ -
Actual (loss) return on plan assets	**-**	-
Contributions by employer	**577**	621
Contributions by plan participants	**-**	-
Benefits paid from plan assets	**(577)**	(621)
Fair value of plan assets, end of year	**$ -**	$ -
Funded status	**$ (45,801)**	$ (40,831)
Unrecognized net actuarial loss	**2,744**	2,501
Unrecognized prior service cost	**-**	-
Prepaid (accrued) net amount recognized	**$ (43,057)**	$ (38,330)

The ABO is the actuarial present value of the pension benefits at the employees' current compensation levels. This differs from the projected benefit obligation, in that the ABO does not include any assumptions about future compensation levels. The ABO was $45.8 million and $40.8 million at September 30, 2004 and 2003, respectively.

Amounts recognized in the consolidated statement of financial position consist of:

At September 30 (in thousands)	**2004**	2003
Prepaid benefit cost	**$ -**	$ -
Accrued benefit cost	**(43,057)**	(38,330)
Intangible assets	**-**	-
Accumulated other comprehensive income	**-**	-
Net amount recognized	**$ (43,057)**	$ (38,330)

The postretirement benefit obligation at September 30, 2004 and 2003 was determined using a discount rate of 5.75% and 5.85%, respectively, and a health care cost trend rate of 4%, reflecting the cap described above. Increasing the assumed health care cost trend rates by one percentage point would not have a material impact on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost because these benefits are effectively capped by the Company.

Components of Net Periodic Benefit Cost

Years ended September 30 (in thousands)	**2004**	2003	2002
Service cost for benefits earned	**$ 2,915**	$ 2,531	$ 2,203
Interest on projected benefit obligation	**2,389**	2,208	1,996
Expected return on plan assets	**-**	-	-
Recognized actuarial loss (gain)	**-**	50	150
Net amortization deferral	**-**	-	-
Net pension cost (benefit)	**$ 5,304**	$ 4,789	$ 4,349

The postretirement benefit cost at September 30, 2004, 2003 and 2002 was determined using a discount rate of 5.85%, 6.50% and 6.87%, respectively, and a health care cost trend rate of 4%, reflecting the cap described above.

Contributions and Estimated Benefit Payments

The pension plans are generally funded with the amounts necessary to meet the legal or contractual minimum funding requirements. The Company expects to contribute $1.1 million to the defined benefit plans in fiscal 2005, which represents the legal or contractual minimum funding requirements.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ended September 30, (in thousands)	
2005	$ 1,087
2006	1,399
2007	1,780
2008	2,208
2009	2,677
Years 2010-2014	21,339

10. Commitments and Contingencies

Litigation

The Company, through performance of its service operations, is sometimes named as a defendant in litigation, usually relating to claims for bodily injuries or property damage (including claims for well or reservoir damage). The Company maintains insurance coverage against such claims to the extent deemed prudent by management. Further, through a series of acquisitions, the Company assumed responsibility for certain claims and proceedings made against the Western Company of North America, Nowsco Well Service Ltd., OSCA and other companies whose stock we aquired in connection with their businesses. Some, but not all, of such claims and proceedings will continue to be covered under insurance policies of the Company's predecessors that were in place at the time of the acquisitions.

Although the outcome of the claims and proceedings against the Company (including Western, Nowsco and OSCA) cannot be predicted with certainty, management believes that there are no existing claims or proceedings that are likely to have a material adverse effect on the Company's financial position or results of operations for which it has not already provided.

Chevron Phillips Litigation

On July 10, 2002, Chevron Phillips Chemical Company ("Chevron Phillips") filed a lawsuit against the Company for patent infringement in the United States District Court for the Southern District of Texas (Corpus Christi). The lawsuit relates to a patent issued in 1992 to the Phillips Petroleum Company ("Phillips"). This patent (the '477 patent) relates to a method for using enzymes to decompose used drilling mud. Although the Company has its own patents for remediating damage resulting from drill-in fluids (as opposed to drilling muds) in oil and natural gas formations (products and services which are offered under the registered "MUDZYMES" trademark), the Company approached Phillips for a license of the '477 patent. The Company was advised that Phillips had licensed this patent on an exclusive basis to Geo-Microbial Technologies, Inc. ("GMT"), a company co-owned by a former Phillips employee who is one of the inventors on the '477 patent, and that the Company should deal with GMT in obtaining a sublicense. The Company entered into a five year sublicense agreement with GMT in 1997.

Early in 2000, Phillips advised the Company that Phillips had reportedly terminated the license agreement between Phillips and GMT for GMT's non-payment of royalties and that the Company's sublicense had also been terminated. Even though the Company believes that its sublicense with GMT was not properly terminated and the Company's MUDZYMES treatments may not be covered by the '477 patent, in 2000, the Company stopped offering its enzyme product for use on drilling mud and drill-in fluids in the U.S. Nevertheless, Chevron Phillips claimed that the use of enzymes in fracturing fluids and other applications in the oil and natural gas industry falls under the '477 patent. Further, even though its patent is valid only in the United States, Chevron Phillips requested that the court award it damages for the Company's use of enzymes in foreign countries on the theory that oil produced from wells treated with enzymes is being imported into the United States.

The Company and Chevron Phillips reached a settlement agreement on August 1, 2004 under which the Company purchased the '477 patent from Chevron Phillips in exchange for cash and certain royalty payments on the Company's use of MUDZYMES in the future.

Halliburton – Python Litigation

On June 27, 2002, Halliburton Energy Services, Inc. filed suit against the Company and Weatherford International, Inc. for patent infringement in connection with drillable bridge plug tools. These tools are used to isolate portions of a well for stimulation work, after which the plugs are milled out using coiled tubing or a workover rig. Halliburton claims that tools offered by the Company (under the trade name "Python") and Weatherford infringe two of its patents for a tool constructed of composite material. The lawsuit was filed in the United States District Court for the Northern District of Texas (Dallas). Halliburton requested that the District Court issue a temporary restraining order and a preliminary injunction against both Weatherford and the Company to prevent either company from selling competing tools. On March 4, 2003, the District Court issued its opinion denying Halliburton's requests. The Court denied Halliburton's motion to reconsider and Halliburton filed an appeal with the Court of Appeals for the Federal Circuit. Oral argument took place on June 10, 2004, and on June 14, 2004, the Court of Appeals issued its ruling affirming the District Court's opinion. On July 6, 2004, Halliburton submitted both of its patents for re-examination to the U.S. Patent Office, seeking to re-affirm the validity of its patents. The Company has filed its own request for re-examination of the patents. The lawsuit pending in the Northern District in Texas was dismissed on November 16, 2004, at the request of Halliburton. The dismissal was "without prejudice", meaning that Halliburton has the right to re-file this lawsuit and may do so depending on the outcome of the re-examination process referenced above. The Company has filed a motion with the Court requesting that the Court reinstate the case solely for the purpose of conducting a Markman hearing to construe the construction of the claims in the Halliburton patent. Irrespective of the outcome of the pending motion or the patent re-examination, the Company does not expect the outcome of this matter to have a material adverse effect on it's financial position, results of operations or cash flows; however, there can be no assurance as to the utlimate outcome of this matter or future lawsuits, if any, that may be filed.

Halliburton – Vistar Litigation

On March 17, 2000, the Company filed a lawsuit against Halliburton Energy Services in the United States District Court for the Southern District of Texas (Houston). In the lawsuit, the Company alleged that a well fracturing fluid system used by Halliburton infringes a patent issued to the Company in January 2000 for a method of well fracturing referred to by the Company as "Vistar®". This case was tried in March and April of 2002. The jury reached a verdict in favor of the Company on April 12, 2002. The jury determined that the Company's patent was valid and that Halliburton's competing fluid system, Phoenix, infringed the Company's patent. The District Court entered a judgment for $101.1 million and a permanent injunction preventing Halliburton from using its Phoenix system. On August 6, 2003, a three-judge panel of the Court of Appeals for the Federal Circuit in Washington, D.C. unanimously affirmed the judgment in the Company's favor. On October 17, 2003, the Federal Circuit denied Halliburton's request for a re-hearing. Halliburton filed a Petition for Writ of Certiorari with the U.S. Supreme Court on January 15, 2004. On April 5, 2004 the Supreme Court notified the parties that it would not hear Halliburton's appeal. On April 14, 2004, Halliburton transferred the sum of $106.4 million to the Company, representing full payment of the original judgment, certain court costs, and interest accrued through that date. During the quarter ended June 30, 2004, the Company recorded a gain of $86.4 million, net of legal fees ($56 million after taxes) in "Other income/(expense) – net" in the Consolidated Statement of Operations, reflecting receipt of this sum.

Newfield Litigation

On April 4, 2002, a jury rendered a verdict adverse to OSCA in connection with litigation pending in the United States District Court for the Southern District of Texas (Houston). The lawsuit, filed by Newfield Exploration on September 8, 2004, arose out of a blowout that occurred in 1999 on an offshore well owned by Newfield. The jury determined that OSCA's negligence caused or contributed to the blowout and that it was responsible for 86% of the damages suffered by Newfield. The total damage amount awarded to Newfield was $15.5 million (excluding pre- and post-judgement interest). The Court delayed entry of the final judgment in this case pending the completion of the related insurance coverage litigation filed by OSCA against certain of its insurers and its former insurance broker. The Court elected to conduct the trial of the insurance coverage issues based upon the briefs of the parties. In the interim, the related litigation filed by OSCA against its former insurance brokers for errors and omissions in connection with the policies at issue in this case has been stayed. On February 28, 2003, the Court issued its Final Judgement in connection with the Newfield claims, based upon the jury's verdict. The total amount of the verdict against OSCA is $15.6 million, inclusive of interest. At the same time, the Court issued its ruling on the related insurance dispute finding that OSCA's coverage for this loss is limited to $3.8 million. Motions for New Trial have been denied by the Judge and the case is now on appeal to the U.S. Court of Appeals for the Fifth Circuit, both with regard to the liability case and the insurance coverage issues. Oral argument has been scheduled for April of 2005. Great Lakes Chemical Corporation, which formerly owned the majority of the outstanding shares of OSCA, has agreed to indemnify the Company for 75% of any uninsured liability in excess of $3 million arising from the Newfield litigation. Taking this indemnity into account, the Company's share of the uninsured portion of the verdict is approximately $5.7 million. The Company is fully reserved for its share of this liability.

Asbestos Litigation

In August 2004, certain predecessors of the Company were named as defendants in four lawsuits filed in the Circuit Courts of Jones and Smith Counties in Mississippi. These four lawsuits include 118 individual plaintiffs alleging that they suffer various illnesses from exposure to asbestos. The lawsuits assert claims of unseaworthiness, negligence, and strict liability, all based upon the status of the Company's predecessors as Jones Act employers. These cases include numerous defendants and, in general, the defendents are all alleged to have manufactured, distributed or utilized products containing asbestos. No discovery has been conducted to date, and the Company has not been provided with sufficient information to determine the number of plaintiffs who claim to have been exposed to asbestos while employed by the Company, the capacity in which they were employed, nor their medical condition. Accordingly, the Company is unable to estimate its potential exposure to these lawsuits. The Company and its predecessors in the past maintained insurance which it believes will be available to address any liability arising from these claims. The Company intends to defend itself vigorously and, based on the information available to the Company at this time, the Company does not expect the outcome of these lawsuits to have a material adverse effect on its financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of these lawsuits or additional similar lawsuits, if any, that may be filed.

Environmental

Federal, state and local laws and regulations govern the Company's operation of underground fuel storage tanks. Rather than incur additional costs to restore and upgrade tanks as required by regulations, management has opted to remove the existing tanks. The Company has completed the removal of these tanks and has remedial cleanups in progress related to the tank removals. In addition, the Company is conducting environmental investigations and remedial actions at current and former company locations and, along with other companies, is currently named as a potentially responsible party at four third-party owned waste disposal sites. An accrual of approximately $2.7 million has been established for such environmental matters, which is management's best estimate of the Company's portion of future costs to be incurred. Insurance is also maintained for environmental liabilities.

The Company was notified on May 19, 2003, that misdemeanor criminal charges had been filed against it in connection with the illegal disposal of allegedly hazardous waste from its facility in Ardmore, Oklahoma. The Company's investigation of this incident concluded that a former employee at the facility, a product handler, had removed and improperly disposed of drums from the facility in September of 2001, without instructions from, or the knowledge of, the management at this location. The product handler provided a written statement to the investigating authorities in which he admitted having disposed of the drums without instructions from anyone at the Company and that he knew that his actions were prohibited under law. The criminal proceedings have been dismissed and the Company entered into a Consent Order (a civil proceeding) regarding this matter on March 24, 2004 with the State of Oklahoma, Department of Environmental Quality. A fine of $50,000 was assessed, $25,000 of which has been paid in cash. The Company expects to receive credit for the balance of the fine by performing cementing services for the Oklahoma Department of Environmental Quality. The Company is also required to pay drum disposal costs of $5,770.

Lease and Other Long-Term Commitments

In December 1999, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least six years, but not more than 13 years, at approximately $12 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Obligations section below. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46, *Consolidation of Variable Interest Entities.* However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 13 years. The balance of the deferred gain was $26.6 million and $33.9 million as of September 30, 2004 and September 30, 2003, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in July 2004 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $3.3 million. In September 2010, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $32 million.

In 1997, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least eight years, but not more than 13 years of approximately $10 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Obligations section below. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46, *Consolidation of Variable Interest Entities.* However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 12 years. The balance of the deferred gain was $0.4 million and $16.0 million as of September 30, 2004 and September 30, 2003, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in October 2003 and again in July 2004, to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $14.1 million in October 2003 and $1.3 million in July 2004. In June 2009, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $27 million.

At September 30, 2003, the Company had long-term operating leases and service fee commitments covering certain facilities and equipment, as well as other long-term commitments, with varying expiration dates. Minimum annual commitments for the years ending September 30, 2005, 2006, 2007, 2008 and 2009 are $63.9 million, $59.6 million, $45.3 million, $36.2 million and $26.0 million, respectively and $49.2 million in the aggregate thereafter.

Contractual Obligations

The Company routinely issues Parent Company Guarantees ("PCG's") in connection with service contracts entered into by the Company's subsidiaries. The issuance of these PCG's is frequently a condition of the bidding process imposed by the Company's customers for work in countries outside of North America. The PCG's typically provide that the Company guarantees the performance of the services by the Company's local subsidiary. The term of these PCG's varies with the length of the service contract.

The Company arranges for the issuance of a variety of bank guarantees, performance bonds and standby letters of credit. The vast majority of these are issued in connection with contracts the Company, or a subsidiary, has entered into with its customers. The customer has the right to call on the bank guarantee, performance bond or standby letter of credit in the event that the Company, or the subsidiary, defaults in the performance of the services. These instruments are required as a condition to the Company, or the subsidiary, being awarded the contract, and are typically released upon completion of the contract. The balance of these instruments are predominantly standby letters of credit issued in connection with a variety of the Company's financial obligations, such as in support of fronted insurance programs, claims administration funding, certain employee benefit plans and temporary importation bonds. The following table summarizes the Company's other commercial commitments as of September 30, 2004:

(in thousands)	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
		Amount of commitment expiration per period			
Other Commercial Commitments					
Standby Letters of Credit	$ 32,711	$ 32,707	$ 4	$ -	$ -
Guarantees	162,556	51,208	99,743	5,934	5,671
Total Other Commercial Commitments	$ 195,267	$ 83,915	$ 99,747	$ 5,934	$ 5,671

The following table summarizes the Company's contractual cash obligations and other commercial commitments as of September 30, 2004:

(in thousands)	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
		Payments Due by Period			
Contractual Cash Obligations					
Long term and short term debt (1)	$ 502,274	$ 423,339	$ 78,935	$ -	$ -
Capital lease obligations	-	-	-	-	-
Operating leases	137,269	40,129	58,320	21,815	17,005
Obligations under equipment financing arrangements	142,992	23,792	47,722	39,368	32,110
Purchase obligations(2)	91,079	90,362	717	-	-
Other long-term liabilities(3)	72,505	11,162	4,437	5,995	50,911
Total contractual cash obligations	$ 946,119	$ 588,784	$ 190,131	$ 67,178	$ 100,026

(1) *Net of original issue discounts.*

(2) *Includes agreements to purchase goods or services that have been approved and that specify all significant terms (pricing, quantity and timing). Company policy does not require a purchase order to be completed for items that are under $200 and are for miscellaneous items, such as office supplies.*

(3) *Includes expected cash payments for long-term liabilities reflected in the consolidated balance sheet where the amounts and timing of the payment are known. Amounts include: Asset retirement obligations, known pension funding requirements, postretirement benefit obligation, management compensation agreements, environmental accruals and other miscellaneous long-term obligations. Amounts exclude: Deferred gains (see "Lease and Other Long-Term Commitments" above), pension obligations in which funding requirements are uncertain and long-term contingent liabilities.*

11. Investment in Affiliates

The Company conducts some of its operations through investments in affiliates that are accounted for using the cost or equity method.

PD Mexicana Sociedad de Responsabilidad Limitada de Capital Variable ("PDM") – PDM was incorporated in January 2001. Its main activity is to provide drilling and integrated services to wells in development stage by means of a contract established with Pemex Exploracions y Produccion ("Pemex"). The sole purpose of PDM is to carry out and complete the Pemex contract, which expires in August 2005. BJ Service International, Inc. (a wholly owned subsidiary of the Company) and PD Holdings (a wholly owned subsidiary of Precision Drilling Corporation) each own 50% of PDM. Funding for PDM expenses is made on a basis consistent with the ownership percentages.

Societe Algerienne de Stimulation de Puits Producteurs d'Hydroncarbures ("BJSP") – the purpose of BJSP is to perform services such as casing, cementing, stimulation and well testing in Algeria. BJ Service International, Inc. (a wholly owned subsidiary of the Company) owns 49% of BJSP and L'Enterprise de Services aux Puits owns the remaining 51%. The current agreement expires in July 2005 and can be extended by mutual agreement of the stockholders. Profits and losses are shared by the stockholders in proportion to their ownership percentages.

Societe de Services Industriels ("SSI") – BJ Services International Sarl (a wholly owned subsidiary of the Company) owns 50% of SSI and L'Air Liquide S.A. owns the remaining 50%. The stockholders share the profits and losses of SSI in proportion to their ownership percentages.

At September 30, 2004 and 2003, combined net accounts receivable reflected in our Consolidated Statement of Financial Position from unconsolidated affiliates totaled $20.6 million and $14.3 million, respectively. At September 30, 2004 and 2003, combined accounts payable reflected in our Consolidated

Statement of Financial Position to unconsolidated affiliates totaled $0.1 million and $0.2 million, respectively. The Company's combined investment on September 30, 2004 and 2003 was $10.2 million and $13.5 million, respectively. The Company recognized revenue of $51.3 million, $35.9 million, and $34.8 million for the years ended September 30, 2004, 2003, and 2002, respectively, primarily for services performed on behalf of its equity affiliates.

12. Supplemental Financial Information

Supplemental financial information for the three years ended September 30, 2004 is as follows:

(in thousands)	**2004**	2003	2002
Consolidated Statement of Operations:			
Research and development expense	**$ 20,414**	$ 19,103	$ 14,533
Rent expense	**73,072**	74,788	67,373
Net operating foreign exchange loss (gain)	**608**	(1,057)	2,600
Consolidated Statement of Cash Flows:			
Income taxes paid	**$ 52,355**	$ 57,460	$ 64,577
Interest paid	**8,073**	8,193	5,812
Details of acquisitions:			
Fair value of assets acquired	**9,254**	-	125,729
Liabilities assumed	**112**	-	47,317
Goodwill	**6,195**	-	396,188
Cash paid for acquisitions, net of cash acquired	**15,337**	-	474,600

Other (expense) income, net for the three years ended September 30, 2004 is summarized as follows:

(in thousands)	**2004**	2003	2002
Rental income	**$ 214**	$ 219	$ 142
Minority interest	**(2,286)**	(5,080)	(4,916)
Non-operating net foreign exchange gain / (loss)	**(146)**	448	78
Gain on insurance recovery	**272**	1,694	2,147
Loss from equity method investments	**(6,605)**	(3,393)	(3,317)
Refund of indirect taxes	**705**	1,344	978
Halliburton award (see Note 10)	**86,413**	-	-
Reversal of excess liabilities in the Asia-Pacific region (see Note 16)	**12,206**	-	-
Other, net	**1,895**	1,006	1,663
Other (expense) income, net	**$ 92,668**	$ (3,762)	$ (3,225)

Accumulated other comprehensive income (loss) consists of the following:

(in thousands)	Minimum Pension Liability Adjustment	Cumulative Translation Adjustment	Total
Balance, September 30, 2001	$ (8,375)	$ 4,742	$ (3,633)
Changes	(21,585)	(4,655)	(26,240)
Balance, September 30, 2002	$ (29,960)	$ 87	$ (29,873)
Changes	(1,230)	21,456	20,226
Balance, September 30, 2003	$ (31,190)	$ 21,543	$ (9,647)
Changes	(1,729)	10,468	8,739
Balance, September 30, 2004	**$ (32,919)**	**$ 32,011**	**$ (908)**

The tax effects allocated to each component of changes in other comprehensive income is summarized as follows :

(in thousands)	Before-tax Amount	Tax Benefit	Net-of-tax Amount
Year Ended September 30, 2002:			
Foreign currency translation adjustment	$ (4,655)	$ -	$ (4,655)
Minimum pension liability adjustment	(31,571)	9,986	(21,585)
Change in other comprehensive income	$ (36,226)	$ 9,986	$ (26,240)
Year Ended September 30, 2003:			
Foreign currency translation adjustment	$ 21,456	$ -	$ 21,456
Minimum pension liability adjustment	(1,767)	537	(1,230)
Change in other comprehensive income	$ 19,689	$ 537	$ 20,226
Year Ended September 30, 2004:			
Foreign currency translation adjustment	**$ 10,468**	**$ -**	**$ 10,468**
Minimum pension liability adjustment	**(2,363)**	**634**	**(1,729)**
Change in other comprehensive income	**$ 8,105**	**$ 634**	**$ 8,739**

13. Employee Stock Plans

Stock Option Plans: The Company's 1995 Incentive Plan, 1997 Incentive Plan, 2000 Incentive Plan and 2003 Incentive Plan (the "Plans") provide for the granting of stock options to officers, key employees and nonemployee directors at an exercise price equal to the fair market value of the stock at the date of the grant. Options vest over three or four-year periods and are exercisable for periods ranging from one to ten years. An aggregate of 22,000,000 shares of Common Stock has been authorized for grants, of which 7,482,935 were available for future grants at September 30, 2004.

A summary of the status of the Company's stock option activity and related information for each of the three years ended September 30, 2004 is presented below:

(in thousands, except per share prices)	**2004**		2003		2002	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**6,794**	**$ 19.95**	7,242	$ 18.84	4,423	$ 15.16
Granted	**1,108**	**31.81**	345	32.92	4,113	21.97
Exercised	**(2,990)**	**16.76**	(711)	14.48	(442)	8.75
Forfeited	**(62)**	**27.16**	(82)	24.15	(852)	20.07
Outstanding at end of year	**4,850**	**$ 24.53**	6,794	$ 19.95	7,242	$ 18.84
Options exercisable at year-end	**2,490**	**$ 21.68**	3,911	$ 16.69	2,234	$ 14.04
Weighted-average grant date fair value of options granted during the year		**$ 12.13**		$ 14.08		$ 9.98

The following table summarizes information about stock options outstanding as of September 30, 2004:

(in thousands, except per share prices and remaining life)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 5.40 – 8.10	354	4.0	$ 7.04	354	$ 7.04
8.15 – 12.15	10	2.2	11.78	10	11.78
12.16 – 18.23	228	3.5	17.13	228	17.13
18.24 – 27.34	2,231	4.0	21.65	1,214	21.68
27.35 – 37.05	2,027	5.1	31.65	684	30.91
	4,850	4.4	$ 24.53	2,490	$ 21.68

Stock Purchase Plan: The Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") allows all employees to purchase shares of the Company's Common Stock at 85% of market value on the first or last business day of the twelve-month plan period beginning each October, whichever is lower. Purchases are limited to 10% of an employee's regular salary. A maximum aggregate of 6,000,000 shares has been reserved under the Purchase Plan, 3,790,458 of which were available for future purchase at September 30, 2004. A total of 418,603 shares were purchased at $29.04 per share during fiscal 2004 and 495,014 shares were purchased at $22.10 per share during fiscal 2003. The Company has reserved a total of 327,905 shares for fiscal 2005.

Stock Incentive Plan: Pursuant to the terms of the 1997 Stock Incentive Plan and 2000 Stock Incentive Plan, the Company reserved 494,952 Performance Units ("Units"), representing the maximum number of Units the officers could receive. Each Unit represents the right to receive from the Company at the end of a stipulated period one unrestricted share of Common Stock, contingent upon achievement of certain financial performance goals over the stipulated period. Should the Company fail to achieve the specific financial goals as set by the Executive Compensation Committee of the Board of Directors, the Units are canceled and the related shares revert to the Company for reissuance under the plan. The aggregate fair market value of the underlying shares granted under this plan is considered unearned compensation at the time of grant and is adjusted quarterly based on the current market price for the Common Stock. Compensation expense is determined based on management's current estimate of the likelihood of meeting the specific financial goals and expensed ratably over the stipulated period. The Executive Compensation Committee of the Board of Directors reviewed the Company's three year performance and determined that the highest level of performance criteria was achieved for the Unit awards and in November 2002 and 2003, a total of 146,595 Units and 95,126 Units, respectively, were converted into stock and issued to officers. The remaining balance in the reserve will be assessed for the three-year performance period of the Company ending September 30, 2006.

Director Stock Award: In addition to stock option awards, the nonemployee directors may be granted an award of common stock of the Company with no exercise price. Options vest over three or four-year periods, if they are still a director for the Company at the end of the period, and are exercisable for periods ranging from one to ten years. At September 30, 2004, the Company had 15,948 grants outstanding, which were awarded in November 2003, none of which were exercisable. Compensation expense is valued using a Black-Scholes model and is expensed using graded vesting. For the year ended September 30, 2004, the Company recorded an expense of $0.2 million for this award. In November 2004, the Company awarded an additional 24,000 grants to non-employee directors.

14. Stockholders' Equity

Stockholder Rights Plan: The Company has a Stockholder Rights Plan (the "Rights Plan") designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of its stockholders. Under this plan, as amended, each outstanding share of Common Stock includes one-quarter of a preferred share purchase right ("Right") that becomes exercisable under certain circumstances, including when beneficial ownership of the Common Stock by any person, or group, equals or exceeds 15% of the Company's outstanding Common Stock. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $520, subject to adjustment under certain circumstances. As a result of stock splits effected in the form of stock dividends in 1998 and 2001, one Right is associated with four outstanding shares of Common Stock. The purchase price for the one-fourth of a Right associated with one share of Common Stock is effectively $130. Upon the occurrence of certain events specified in the Rights Plan, each holder of a Right (other than an Acquiring Person) will have the right, upon exercise of such Right, to receive that number of shares of Common Stock of the Company (or the surviving corporation) that, at the time of such transaction, would have a market price of two times the purchase price of the Right. The Rights Plan was amended September 26, 2002, to extend the expiration date of the Rights to September 26, 2012 and increase the purchase price of the Rights. No shares of Series A Junior Participating Preferred Stock have been issued by the Company at September 30, 2004.

Treasury Stock: In December 1997, the Board of Directors approved a share repurchase program authorizing purchases of up to $150 million of Common Stock at the discretion of the Company's management. The Board subsequently increased the authorized amount to $300 million in May 1998, to $450 million in September 2000, to $600 million in July 2001 and again to $750 million in October 2001. Under this program, the Company has repurchased a total of 24,183,000 shares at a cost of $499.0 million through fiscal 2002. No shares were repurchased in fiscal 2004 or 2003.

Convertible Senior Notes: On April 24, 2002, the Company sold convertible senior notes with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). See Note 5.

Dividends: Since its initial public offering in 1990, BJ Services has not paid any cash dividends to its stockholders. On July 22, 2004, the Company announced the initiation of a regular quarterly cash dividend and declared a dividend of $.08 per common share, paid on October 15, 2004 to stockholders of record at the close of business on September 15, 2004 in the amount of $12.9 million. The Company anticipates paying cash dividends in the amount of $.08 per common share on a quarterly basis in fiscal 2005. However, our Board of Directors must approve the dividend each quarter and has the ability to change the dividend policy at any time.

15. Quarterly Financial Data (Unaudited)

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year Total
Fiscal Year 2004:					
Revenue	**$ 600,799**	**$ 647,060**	**$ 658,662**	**$ 694,465**	**$ 2,600,986**
Gross profit [1]	**132,564**	**151,126**	**148,255**	**170,732**	**602,677**
Net income [2]	**61,513**	**73,264**	**129,287**	**96,978**	**361,041**
Earnings per share:					
Basic	**.39**	**.46**	**.80**	**.60**	**2.25**
Diluted	**.38**	**.45**	**.79**	**.59**	**2.21**
Fiscal Year 2003:					
Revenue	$ 473,124	$ 534,580	$ 546,576	$ 588,597	$ 2,142,877
Gross profit [1]	88,077	109,184	112,760	126,501	436,522
Net income	33,470	44,808	49,544	60,355	188,177
Earnings per share:					
Basic	.21	.28	.31	.38	1.19
Diluted	.21	.28	.31	.37	1.17

[1] Represents revenue less cost of sales and services and research and engineering expenses.

[2] Includes $86.4 million for the Halliburton award during the third quarter of fiscal 2004 (see Note 10) and $12.2 million for the reversal of excess liabilities in the Asia-Pacific region in the fourth quarter of fiscal 2004 (see Note 16)

16. Subsequent Event

In October 2004 the Company received a report from a whistleblower alleging that its Asia Pacific Region Controller had misappropriated Company funds in fiscal 2001. The Company began an internal investigation into the misappropriation and whether other inappropriate actions occurred in the Region. The Region Controller admitted to multiple misappropriations during a 30-month period ended April 2002, and his employment was terminated. The misappropriations identified to date total approximately $9.0 million and have been repaid to the Company. The misappropriated funds were recorded as an expense in the Consolidated Statement of Operations in prior periods; therefore, no restatement for the misappropriation is required. As a result, the Company expects to record $9.0 million as Other Income in the Consolidated Condensed Statement of Operations for the quarter ending December 31, 2004.

The Company has conducted a comprehensive review of the Asia Pacific Region's balance sheet and we have determined that excess liabilities had accumulated over a period of years which still existed at September 30, 2004 in the amount of $12.2 million. The following adjustments have been recorded in accordance with GAAP and Company policy:

Reduction of excess accruals	$ 10.6
Adjustments of and reclassifications to balance sheet accounts	(7.8)
Net reduction of excess accruals	2.8
Reduction of minority interest liability	9.4
Net increase to income before tax	12.2
Income tax provision	(.9)
Total increase to net income	$ 11.3

The net effect of these adjustments has been reported in Other Income in the Consolidated Statement of Operations for the year ended September 30, 2004.

Based on our review of the facts and circumstances surrounding these accounting adjustments, we believe the amounts identified were not quantitatively or qualitatively material to the financial statements presented in this annual report on Form 10-K. As such, we have recorded the correction of these amounts in fiscal 2004 since they are not individually or in the aggregate, material to the prior periods or the current year.

The Company is continuing to investigate whether additional funds were misappropriated beyond the $9 million identified to date and investigate other possible inappropriate actions. As the Company continues its investigation, further adjustments may be recorded in the Consolidated Statements of Operations, but no material adjustments are known at this time.

In October 2004, the Company also received whistleblower allegations that illegal payments to foreign officials were made in the Asia Pacific Region. The Audit Committee of the Board of Directors engaged independent counsel to conduct a separate investigation to determine whether any such illegal payments were made. That investigation, which is continuing, has found information indicating that illegal payments to government officials in the Asia Pacific Region aggregating in excess of $1.5 million may have been made over several years.

Corporate Information

Transfer Agent and Registrar:
Shareholder questions can be answered by contacting the Company's Transfer Agent.

The Bank of New York
1-800-524-4458

E-Mail Address:
Shareowner-svcs@bankofny.com

Address Shareholder Inquiries To:
Shareholder Relations Department - 11E
P. O. Box 11258
Church Street Station
New York, NY 10286

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department - 11W
P. O. Box 11002
Church Street Station
New York, NY 10286
Answers to many of your shareholder questions and requests for forms are available by visiting The Bank of New York's Website at:
http://www.stockbny.com

Stock Exchange Listings:
New York Stock Exchange
Chicago Board Options Exchange
Ticker Symbol "BJS" (Common Stock)

Independent Auditors:
Deloitte & Touche LLP
Houston, Texas

Form 10-K:
A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) is available by writing to:
Robert C. Coons
Director of Corporate Communications
BJ Services Company
P. O. Box 4442
Houston, Texas 77210-4442
Visit our Website: www.bjservices.com

Annual Meeting:
The Company's Annual Meeting of Stockholders will be held at 11:00 a.m. on March 24, 2005 at
The Houston Marriott Westchase Hotel
2900 Briarpark Dr., Houston, Texas 77042
(713) 978-7400

The Company's corporate governance guidelines, the charters of the Nominating, Audit, and Executive Compensation Committees of the Board of Directors of the Company, and the Company's Supplemental Code of Ethics for Directors and Officers are available on the Company's website. This information is available in print to any shareholder who requests it. The information is also filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 2004. Any CEO/CFO certifications required to be filed with the Securities and Exchange Commission, including the Section 302 certifications, are filed by the Company as exhibits to its Annual Report on Form 10-K.

Design: John Weaver Design \ Houston Texas



BJ Services Company
5500 N.W. Central Drive
P.O. Box 4442
Houston, Texas 77210-4442